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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a—16 OR 15d—16 OF
THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NO. 1 - 10421
FOR THE QUARTER ENDED SEPTEMBER 30, 2003

LUXOTTICA GROUP S.p.A.
VIA CANTÙ 2, MILAN 20123 ITALY
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):    ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):    ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No    ☒

FORM 6K
for each of the three quarters ended March 31, June 30 and September 30 of Fiscal Year 2003

INDEX

• FINANCIAL STATEMENTS March 31, 2003	page 2
• PRESS RELEASE April 24, 2003	page 18
• FINANCIAL STATEMENTS June 30, 2003	page 22
• PRESS RELEASE July 28, 2003	page 41
• FINANCIAL STATEMENTS September 30, 2003	page 46
• PRESS RELEASE October 28, 2003	page 70

          FINANCIAL STATEMENTS
          MARCH 31, 2003
          FORM 6K

LUXOTTICA GROUP S.p.A.

INDEX TO FORM 6—K

CONSOLIDATED BALANCE SHEETS—US GAAP

DECEMBER 31, 2002 AND MARCH 31, 2003

	December 31, 2002	March 31, 2003 (Unaudited)	March 31, 2003 (Unaudited)
	(Thousand of Euro)		(Thousand of US dollars)(1)

ASSETS
CURRENT ASSETS:
Cash	151,418	241,220	$262,930
Accounts receivable—net	370,234	420,161	457,976
Sales and income taxes receivable	10,956	7,043	7,677
Inventories	406,032	404,948	441,393
Prepaid expenses and other	53,385	55,661	60,671
Net deferred tax assets—current	148,088	146,031	159,174

Total current assets	1,140,113	1,275,065	1,389,821

PROPERTY, PLANT AND EQUIPMENT—net	506,545	488,244	532,186

OTHER ASSETS:
Intangible assets—net	1,916,526	1,908,312	2,080,060
Investments	12,837	12,680	13,821
Other assets	10,311	13,165	14,349

Total other assets	1,939,674	1,934,156	2,108,231

TOTAL	3,586,332	3,697,465	$4,030,237

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Bank overdrafts	371,729	504,584	$549,997
Current portion of long-term debt	178,335	200,391	218,426
Accounts payable	202,897	187,577	204,459
Accrued expenses and other	217,883	219,123	238,844
Accrual for customers' right of return	9,130	9,209	10,038
Income taxes payable	18,748	34,122	37,193

Total current liabilities	998,722	1,155,006	1,258,956

LONG TERM LIABILITIES
Long term debt	855,654	827,031	901,464
Liability for termination indemnities	48,945	44,637	48,654
Net deferred tax liabilities—non current	121,805	123,007	134,078
Other	133,605	142,432	155,250

Total long term liabilities	1,160,010	1,137,107	1,239,447

MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	9,705	9,135	9,957

SHAREHOLDERS' EQUITY
Capital stock par value Euro 0.06—454,263,600 and 454,266,000 ordinary shares authorized and issued at December 31, 2002 and March 31, 2003, respectively; 452,351,900 and 447,831,214 shares outstanding at December 31, 2002 and March 31, 2003, respectively.	27,256	27,256	29,709
Additional paid-in capital	34,799	34,822	37,956
Retained earnings	1,447,374	1,512,988	1,649,157
Accumulated other comprehensive income (loss)	(66,987)	(108,862)	(118,660)

Total	1,442,442	1,466,204	1,598,162
Less—Treasury shares at cost; 1,911,700 and 6,434,786 shares at December 31, 2002 and March 31, 2003, respectively.	24,547	69,987	76,286

Shareholders' equity	1,417,895	1,396,217	1,521,876

TOTAL	3,586,332	3,697,465	$4,030,237

(1)
Translated at the Noon Buying Rate of Euro 1.00=US$1.0900 on March 31, 2003 (see Note 5).

STATEMENTS OF CONSOLIDATED INCOME—US GAAP
FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND 2003 (UNAUDITED)

	2002(3)	2003	2003
	(Thousand of Euro)(1)		(Thousand of US dollars)(1)(2)

NET SALES	880,486	704,547	$767,956
COST OF SALES	258,246	208,016	226,738

GROSS PROFIT	622,240	496,531	541,218

OPERATING EXPENSES:
Selling and advertising	375,823	315,128	343,490
General and administrative	83,232	70,051	76,356

Total	459,055	385,179	419,845

INCOME FROM OPERATIONS	163,185	111,351	121,373

OTHER INCOME (EXPENSE):
Interest income	1,555	897	978
Interest expense	(20,674)	(11,808)	(12,871)
Other—net	2,962	(4,587)	(5,000)

Other income (expense) net	(16,157)	(15,498)	(16,893)

INCOME BEFORE PROVISION FOR INCOME TAXES	147,028	95,853	104,480

PROVISION FOR INCOME TAXES	44,108	28,761	31,349

INCOME BEFORE MINORITY INTERESTS IN INCOME OF CONSOLIDATED SUBSIDIARIES	102,920	67,092	73,130

MINORITY INTERESTS IN INCOME OF CONSOLIDATED SUBSIDIARIES	1,849	1,478	1,611

NET INCOME	101,071	65,614	$71,519

EARNINGS PER SHARE:
Basic	0.22	0.15	$0.16

Diluted	0.22	0.15	$0.16

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING (thousands):
Basic	451,990.5	450,957.2
Diluted	454,925.4	452,104.3

(1)
Except for earnings per share which are stated in Euro and U.S. dollars.

(2)
Translated at the Noon Buying Rate of Euro 1.00=US$1.0900 on March 31, 2003 (see Note 5).

(3)
Certain amounts presented in the prior year financial statements have been reclassified to conform with the current presentation. Among them was a reclassification of certain revenue items of the retail segment which were recorded in prior year as a reduction in the related costs and are now reflected as gross revenues and gross costs. The effect of this reclassification is an increase in sales for the three-month period ended March 31, 2002 of U.S. Dollars 12.0 million, and an offsetting increase in costs for the same amounts.

STATEMENT OF CONSOLIDATED SHAREHOLDERS' EQUITY—US GAAP

FOR THE THREE MONTHS ENDED MARCH 31, 2003

(UNAUDITED)

				Additional Retained Earnings		Accumulated Other Comprehensive Income (loss)		Consolidated Shareholders' Equity
	Common Stock		Paid-in Capital		Comprehensive Income (loss)		Treasury Shares
	Shares	Amount
	(Thousand of Euro)

BALANCES, January 1, 2003	454,263,600	27,256	34,799	1,447,374		(66,987)	(24,547)	1,417,895
Exercise of stock options	2,400	0	23					23
Translation adjustment					(40,465)	(40,465)		(40,465)
Purchases of treasury shares							(45,440)	(45,440)
Other					(1,410)	(1,410)		(1,410)
Net income				65,614	65,614			65,614

Compehensive income					23,739

BALANCES, March 31, 2003	454,266,000	27,256	34,822	1,512,988		(108,862)	(69,987)	1,396,217

Comprehensive income					$25,876

(Thousand of US dollars)(1)
BALANCES, March 31, 2003	454,266,000	$29,709	$37,956	$1,649,157		$(118,660)	$(76,286)	$1,521,876

(1)
Translated at the Noon Buying Rate of Euro 1.00=US$1.0900 on March 31, 2003 (see Note 5).

STATEMENTS OF CONSOLIDATED CASH FLOWS—US GAAP

FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND 2003 (UNAUDITED)

	2002	2003	2002
	(Thousand of Euro)		(Thousand of US dollars)(1)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income before minority interests	102,920	67,092	$73,130

Adjustments to reconcile net income to net
cash provided by/(used in) operating activities:
Depreciation and amortization	39,134	33,073	36,050
Benefit for deferred income taxes	1,962	(269)	(293)
Losses (Gains) on disposal of fixed assets—net	(2,511)	32	35
Termination indemnities matured during the period	1,451	514	560
Changes in assets and liabilities:
Accounts receivable	(89,995)	(36,810)	(40,123)
Prepaid expenses and other	(14,794)	593	646
Inventories	12,754	1,057	1,153
Accounts payable	14,731	(23,966)	(26,123)
Accrued expenses and other	150,866	4,693	5,115
Accrual for customers right of return	1,851	417	455
Income taxes payable	39,518	14,992	16,342

Total adjustments	154,967	(5,674)	(6,185)

Cash provided by operating activities	257,887	61,418	$66,945

CASH FLOWS FROM INVESTING ACTIVITIES:
Property, plant and equipment:
Additions	(53,251)	(10,409)	$(11,346)
Disposals	4,888	(1,718)	(1,873)
Acquisitions of business (net of cash acquired)	—	(23,708)	(25,842)
Increase (Decrease) in intangible assets	(143,133)	(28,852)	(31,448)

Cash used in investing activities	(191,496)	(64,688)	(70,508)

CASH FLOWS FROM FINANCING ACTIVITIES:
Long term debt:
Proceeds	—	50,000	54,500
Repayments	(219,909)	(43,348)	(47,249)
(Investment in)/use of restricted cash deposit	121,877	—	—
Sales of treasury shares and additional paid-in capital	8,784	—	—
Purchase of treasury shares	—	(45,440)	(49,530)
Exercise of stock options	5,925	23	25

Net cash provided by (used in) financing activities	(83,323)	(38,765)	(42,255)

EFFECT OF TRANSLATION ADJUSTMENTS AND OTHER	741	—	—
INCREASE (DECREASE) IN CASH	(16,191)	(42,033)	(45,816)
CASH, BEGINNING OF THE PERIOD	(211,991)	(220,311)	(240,139)
EFFECT OF TRANSLATION ADJUSTMENTS ON CASH	339	(1,019)	(1,111)

CASH, END OF THE PERIOD	(227,843)	(263,363)	$(287,066)

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for interest	13,776	6,344	$6,915
Cash paid during the period for taxes	10,091	9,518	$10,375

(1)
Translated at the Noon Buying Rate of Euro 1.00=US$1.0900 on March 31, 2003 (see Note 5).

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  CONSOLIDATED FINANCIAL STATEMENTS

        The accompanying consolidated balance sheet as of March 31, 2003 and the related statements of consolidated income and cash flows for the three months ended March 31, 2002 and 2003 and the statement of consolidated shareholders' equity for the three months ended March 31, 2003 have been prepared by Luxottica Group S.p.A. (the "Company") in accordance with accounting principles generally accepted in the United States of America. The consolidated balance sheet at March 31, 2003, the statements of consolidated income and cash flows for the three months ended March 31, 2002 and 2003, and the statement of consolidated shareholders' equity for the three months ended March 31, 2003 are derived from unaudited financial statements. In the opinion of Management, all adjustments (which include only normal recurring adjustments) necessary to fairly present the financial position, results of operations and cash flows as of and for the three months ended March 31, 2002 and 2003 have been made.

        Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America have been omitted. The consolidated financial statements as of and for the three month period ended March 31, 2003 should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2002. The results of operations for the three months ended March 31, 2003 are not necessarily indicative of the operating results for the full year.

2.  INVENTORIES

        Inventories consisted of the following (Thousand of Euro):

	December 31, 2002	March 31, 2003

Raw materials	64,581	63,263
Work in process	22,624	21,738
Finished goods	318,827	319,947

Total	406,032	404,948

3.  EARNINGS PER SHARE

        Earnings per share are computed by dividing net income by the number of weighted-average shares outstanding during the period. Basic earnings per share are based on the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share are based on the weighted average number of shares of common stock and common stock equivalents (options) outstanding during the period.

4.  STOCK OPTION AND INCENTIVE PLANS

        Options to purchase an aggregate of 11,445,033 Ordinary Shares of the Company were outstanding at March 31, 2003. Outstanding options granted under the Company's Stock Option Plan (10,475,033 shares) become exercisable in three equal annual installments and expire on or before January 31, 2011. During the first three months of 2003, 2,400 options were exercised. Options granted under the Company's Incentive Plans (970,000 shares) vest and become exercisable only if certain financial performance measures are met over a three year period ending December 2004. As the Company has elected to apply Accounting Principle Board Opinion No. 25, "Accounting for Stock Issued to Employees", no compensation expense was recognized for shares issued under the Stock

Option Plans because each option's exercise price was equal to the fair market value of the underlying stock on each date of the grant. Compensation expense will be recognized for the options issued under the Incentive Plans based on the market value of the underlying Ordinary Shares when the number of shares to be issued is known.

5.  CONVERSION OF FINANCIAL STATEMENTS INTO U.S. DOLLARS

        The consolidated financial statements presented in Euro as of and for the three months ended March 31, 2003, are also translated into U.S. Dollars, solely for the convenience of the readers of these financial statements, at the noon buying rate of Euro 1.00 = U.S. Dollar 1.0900, as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") at March 31, 2003. Such translations should not be construed as representations that Euro amounts could be converted into U.S. Dollars at that or any other rate.

6.  INCOME TAXES

        The 2002 and 2003 effective tax rates are less than the statutory tax rate due to permanent differences between the Company's income for financial reporting and tax purposes which reflect the net loss carryforward caused by the prior funding of subsidiary losses through capital contributions that are deductible for income tax purposes under Italian law, and the reduction in certain investments in subsidiaries. Such subsidiary losses were primarily attributable to the amortization of certain intangible assets associated with the Company's acquisitions.

7.  NEW ACCOUNTING PRONOUNCEMENTS

        In June 2001 the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangibles Assets ("SFAS No. 142")". The pronouncement is effective for fiscal years beginning after December 15, 2001 and applies to all goodwill and other intangible assets recognized in financial statements after that date. As a result of this statement, goodwill and intangibles deemed to have an indefinite life will no longer be amortized in the same manner as under the previous standards. However, they will be reviewed periodically for impairment and thus there may be more volatility in reported income.

        After an evaluation, the Company has concluded that the carrying value of goodwill and other intangible assets included in the Consolidated Balance Sheet as of January 1, 2002, did not exceed their fair market value, and as a result, has not recorded an asset impairment charge for the adoption of SFAS No. 142. The Company has determined that the useful life of its trade names ranges from 20 to 25 years and, therefore, their value is amortized on a straight-line basis over their useful life. Amortization expense relating to intangible assets for the three months ended March 31, 2003 were Euro 9.0 million, compared to Euro 9.4 million for the same period of 2002.

8.  RECLASSIFICATION OF 2002 INCOME STATEMENT

        Certain amounts presented in the prior year financial statements have been reclassified to conform with the current year presentation. Among them was a reclassification of certain revenue items of the retail segment which were recorded in prior years as a reduction in the related costs and are now reflected as gross revenues and gross costs. The effect of this reclassification was an increase in sales for the three-month period ended March 31, 2002 of U.S. Dollars 12.0 million, and an offsetting increase in costs for the same amounts.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND 2003

        The following discussion should be read in conjunction with the disclosure contained in the Company's Annual Report on Form 20-F for the year ended December 31, 2002, which contains, among other things, a discussion of the Company's significant accounting policies and risks and uncertainties that could affect the Company's future operating results or financial condition.

OVERVIEW

        The Company operates in two industry segments: manufacturing and wholesale distribution, and retail distribution. Through its manufacturing and wholesale distribution operations, the Company is engaged in the design, manufacture, wholesale distribution and marketing of house brand and designer lines of mid- to premium- priced prescription frames and sunglasses. The Company operates in the retail segment through its Retail Division, consisting of LensCrafters, Inc. and other affiliated companies ("LensCrafters") and, since April 2001, Sunglass Hut International, Inc. and its subsidiaries ("Sunglass Hut"). As of March 31, 2003 LensCrafters operated 876 stores throughout the United States of America, Canada and Puerto Rico and Sunglass Hut operated 1,890 stores and kiosks located internationally in North America, Europe and Australia.

        Our net sales consist of direct sales of finished products that we manufacture to opticians and other independent retailers through our wholesale distribution channel and sales directly to consumers through our Retail Division. Our average retail unit selling price is significantly higher than our average wholesale unit selling price, as our retail sales typically include lenses as well as frames.

        Demand for our products, particularly our higher-end designer lines, is largely dependent on the discretionary spending power of the consumers in the markets in which we operate. We have historically experienced sales volume fluctuations by quarter due to seasonality associated with the sale of sunglasses. With the acquisition of Sunglass Hut in April 2001, we believe that this seasonality effect has increased. As a result, net sales are typically higher in the second quarter and lower in the fourth quarter.

        As a result of the acquisition of LensCrafters in May 1995 and the Company's subsequent expansion of its business activities in the United States through the acquisition of the Ray-Ban sunglass business in 1999 and Sunglass Hut in 2001, the Company's results of operations, which are reported in Euro, have been rendered more susceptible to currency fluctuations between the Euro and the U.S. Dollar. The U.S. Dollar/Euro exchange rate has fluctuated from an average exchange rate in the three months ended March 31, 2002 of Euro 1.00 = U.S. Dollar 0.8766 to Euro 1.00 = U.S. Dollar 1.0730 in the three months ended March 31, 2003. Although the Company engages in certain foreign currency hedging activities to mitigate the impact of these fluctuations, they have impacted the Company's reported revenues and expenses during the periods discussed herein. Fluctuations in currency exchange rates could significantly impact the Company's reported financial results in the future.

        On June 26, 1999, the Company acquired the Ray-Ban business for a purchase price of approximately U.S. $655 million (Euro 635 million based on the exchange rate in effect at such time), subject to post-closing adjustments. The acquisition was accounted for under the purchase method. As such, the results of the Ray-Ban business have been accounted for in our consolidated results since the date of acquisition. Since the acquisition, the Company has closed Ray-Ban's frame manufacturing facilities outside Italy and integrated these operations into its own. This integration was substantially completed by the second quarter of 2000. In January 2002, the Company settled a purchase price dispute with Bausch & Lomb Incorporated, along with certain other litigation between us. The settlement resulted in a reduction in the purchase price of approximately U.S. $42 million and, accordingly, goodwill and a liability to Bausch & Lomb previously recorded were reduced at December 31, 2001. A receivable was recorded at December 31, 2001 for the final settlement amount. The Company received a payment of U.S. $23 million in January 2002 as the final settlement payment.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND 2003

        The following table sets forth for the periods indicated the amount and percentage of net sales represented by certain items included in the Company's statements of consolidated income.

	Three months ended March 31,

	2002 (Thousand of Euro)%		2003 (Thousand of Euro)%

Net sales	880,486	100.0	704,547	100.0
Cost of sales	258,246	29.3	208,016	29.5

Gross profit	622,240	70.7	496,531	70.5
Selling, general and administrative expense	459,055	52.1	385,179	54.7

Income from operations	163,185	18.5	111,351	15.8
Other expense (income)—net	16,157	1.8	15,498	2.2
Provision for income taxes	44,108	5.0	28,761	4.1
Minority interests	1,849	0.2	1,478	0.2

Net income	101,070	11.5	65,614	9.3

Non-GAAP Financial Measures

        The Company uses certain measures of financial performance that exclude the impact of fluctuations in currency exchange rates in the translation of operating results into Euro. The Company believes that these adjusted financial measures provide useful information to both management and investors by allowing a comparison of operating performance on a consistent basis. In addition, since the Company has historically reported such adjusted financial measures to the investment community, the Company believes that their inclusion provides consistency in its financial reporting. Further, these adjusted financial measures are one of the primary indicators management uses for planning and forecasting in future periods. Operating measures that assume constant exchange rates between the first quarter of 2003 and the first quarter of 2002 are calculated using for each currency the average exchange rate for the three-month period ended March 31, 2002.

        Operating measures that exclude the impact of fluctuations in currency exchange rates are not measures of performance under accounting principles generally accepted in the United States (U.S. GAAP). These non-GAAP measures are not meant to be considered in isolation or as a substitute for results prepared in accordance with U.S. GAAP. In addition, Luxottica Group's method of calculating operating performance excluding the impact of changes in exchange rates may differ from methods used by other companies. See the table below for a reconciliation of the operating measures excluding the impact of fluctuations in currency exchange rates to their most directly comparable U.S. GAAP financial measures. The adjusted financial measures should be used as a supplement to U.S. GAAP results to assist the reader in better understanding the operational performance of the Company.

	1Q02 U.S. GAAP results	1Q03 U.S. GAAP results	Adjustment for constant exchange rates	1Q03 adjusted results
	(in millions of Euro)

Consolidated net sales	880.5	704.5	118.3	822.8
Manufacturing/Wholesale net sales	324.8	275.7	24.6	300.3
Less: intercompany sales	-26.6	-40.3	-9.0	-49.3
Wholesale sales to third parties	298.2	235.4	16.1	251.5
Retail net sales	582.3	469.2	101.8	571.0

        Net Sales—Net sales decreased 20.0 percent to Euro 704.5 million during the first three months of 2003, as compared to Euro 880.5 million for the same period of 2002. This net decrease was mostly due to the weakening of the U.S. dollar against the Euro. At constant exchange rates between the periods, net sales would have decreased by 6.6 percent during the first three months of 2003, compared to the same period of 2002, mainly due to the reduction of Armani and retail sales.

        During the first three months of 2003, net sales in the retail segment accounted for approximately 66.6 percent of total net sales, as compared to 66.1 percent of total net sales in the same period of 2002.

        Net sales in the retail segment, through LensCrafters and Sunglass Hut, decreased 19.4 percent to Euro 469.2 million for the first three months of 2003 from Euro 582.3 million for the same period of 2002. This decrease was primarily due to the weakening of the U.S. dollar against the Euro. Using constant exchange rates between the periods, net retail sales would have decreased by 1.9 percent as compared to the same period of 2002. Comparable store sales in constant U.S. Dollars for the first three months of 2003 decreased 3.0 percent.

        Net sales to third parties in the manufacturing and wholesale segment decreased 21.1 percent to Euro 235.4 million for the first three months of 2003 as compared to Euro 298.2 million in the same period of 2002. Assuming constant exchange rates, wholesale sales to third parties for the first three months of 2003 would have decreased by 15.7 percent as compared to the same period of 2002. This decline was mostly due to the reduction by approximately 50% of Armani sales during the period, following the termination of the license agreement.

        On a geographic basis, the United States and Canada operations had net sales of Euro 486.1 million in the first three months of 2003, comprising 69.0 percent of total net sales, a decrease of Euro 147.3 million from the same period of 2002. This decrease was substantially due to the weakening of the U.S. dollar against the Euro (in U.S. dollars, the United States and Canada operations had a decrease of U.S. dollars 33.6 million as compared to the same period of 2002). Net sales for the rest of the world accounted for the remaining Euro 218.4 million of net sales during the first three months of 2003, which represented an 11.6 percent decrease as compared to the same period of 2002. This decrease was largely due to the reduction of Armani sales.

        Cost of Sales—Cost of sales decreased 19.5 percent to Euro 208.0 million in the first three months of 2003, from Euro 258.2 million in the same period of 2002, and increased as a percentage of net sales to 29.5 percent from 29.3 percent, respectively. Manufacturing labor costs decreased 6.1 percent to Euro 65.4 million in the first three months of 2003, from Euro 69.6 million in the same period of 2002. As a percentage of net sales, cost of labor increased to 9.3 percent in the first three months of 2003 from 7.9 percent in the same period of 2002. The increase in cost of sales, including manufacturing labor costs, as a percentage of net sales, was mainly attributable to lower net sales in the current period, resulting primarily from the weakening of the U.S. Dollar against the Euro. For each of 2002 and 2003, the average number of frames produced daily in Luxottica's facilities (including Tristar) was approximately 130,000.

        Gross Profit—For the reasons outlined above, gross profit decreased 20.2 percent to Euro 496.5 million in the first three months of 2003, from Euro 622.2 million in the same period of 2002. As a percentage of net sales, gross profit decreased to 70.5 percent in the first three months of 2003 from 70.7 percent in the same period of 2002.

        Operating Expenses—Total operating expenses decreased 16.1 percent to Euro 385.2 million in the first three months of 2003, from Euro 459.1 million in the same period of 2002. As a percentage of net sales, operating expenses increased to 54.7 percent in the first three months of 2003 from 52.1 percent in the same period of 2002.

        Selling, royalty and advertising expenses decreased 16.2 percent to Euro 315.1 million during the first three months of 2003, from Euro 375.8 million in the same period of 2002. As a percentage of net sales, these expenses increased to 44.7 percent from 42.7 percent. While the reduction in absolute amounts is largely due to the weakening of the U.S. Dollar against the Euro, the increase as a percentage of net sales is mainly due to the less efficient leverage of our fixed costs in the Retail Division, due to the reduction in sales.

        General and administrative expenses, including intangible asset amortization, decreased 15.8 percent to Euro 70.1 million in the first three months of 2003 from Euro 83.2 million in the same period of 2002. As a percentage of net sales, general and administrative expenses increased to 9.9 percent from 9.5 percent. While the reduction in absolute amount is largely due to the weakening of the U.S. Dollar against the Euro, the increase as a percentage of net sales is mainly due to the less efficient leverage of our fixed costs in the wholesale division, due to the reduction in sales.

        Income from Operations—Income from operations for the first three months of 2003 decreased 31.8 percent to Euro 111.4 million, from Euro 163.2 million in the same period of 2002. As a percentage of net sales, income from operations decreased to 15.8 percent from 18.5 percent.

        Operating margin in the manufacturing and wholesale distribution segment decreased to 23.4 percent in the first three months of 2003, from 27.4 percent in the same period of 2002.

        Operating margin in the retail segment decreased to 11.6 percent in the first three months of 2003 from 13.3 percent in the same period of 2002.

        Interest and Other Expenses—Net interest and other expense was Euro 15.5 million in the first three months of 2003 compared to Euro 16.2 million in the same period of 2002. This decrease was attributable primarily to lower interest expense in the current period due to the reduction of debt balances and interest rates partially offset by realized and unrealized foreign exchange transaction and remeasurement losses, net of Euro 4.6 million recognized in the first three months of 2003, as compared to a net gain of Euro 3.0 million on similar items in the same period of 2002.

        Net Income—Income before taxes decreased 34.8 percent to Euro 95.9 million in the first three months of 2003, from Euro 147.0 million in the same period of 2002. As a percentage of net sales, income before taxes decreased to 13.6 percent from 16.7 percent. Minority interest of Euro (1.5) million in the first three months of 2003 decreased from Euro (1.8) million in the same period of 2002. The Company's effective tax rate in the first three months of 2003 and 2002 remained constant at 30.0 percent. Net income decreased 35.1 percent to Euro 65.6 million in the first three months of 2003 from Euro 101.1 million in the same period of 2002. Net income as a percentage of net sales decreased to 9.3 percent from 11.5 percent in the first three months of 2002.

        Basic and diluted earnings per share for the first three months of 2003 was Euro 0.15 decreasing from Euro 0.22 for the same period of 2002.

LIQUIDITY AND CAPITAL RESOURCES

        As of March 31, 2003, the Company's consolidated net financial position (defined as financial debt less cash balances) was Euro (1,290.8) million as compared to Euro (1,254.3) million as of December 31, 2002. This increase in net debt was mainly related to the repurchase of shares and the financial outflow related to the acquisition of the Versace license.

        Set forth below is certain information regarding our net financial position as of December 31, 2002 and March 31, 2003:

	December 31, 2002	March 31, 2003
	(million of Euro)	(million of Euro)

Cash	151.5	241.2
Bank overdrafts	(371.7)	(504.6)
Current portion of long-term debt	(178.4)	(200.4)
Long-term debt	(855.7)	(827.0)

Net Financial Position	(1,254.3)	(1,290.8)

        "Net financial position" is not a financial measure in accordance with U.S. GAAP and is presented for informational purposes only. We believe that this measure is useful to investors as a measure of credit availability, leverage capacity and liquidity. The term "net financial position" is not, and should not be considered as, a substitute for our total long-term debt, total liability or any other financial measures presented in accordance with U.S. GAAP. The term, "net financial position," as the Company defines it, may differ from similarly titled financial measures used by other companies.

        The Company has relied primarily upon internally generated funds, trade credit and bank borrowings to finance its operations and expansion. In June 1999, the Company received the proceeds of a Euro 350 million eurobond offering by a wholly-owned subsidiary of the Company, which was used to repay indebtedness under a prior credit agreement. Luxottica Group S.p.A. had guaranteed the subsidiary's obligations under the eurobonds, which were repaid in full in June 2002. To refinance the eurobonds, in June 2002, Luxottica U.S. Holdings Corp. ("U.S. Holdings"), a U.S. subsidiary, entered into a U.S. $350 million credit facility with a group of four Italian banks led by UniCredito Italiano S.p.A. The new credit facility is guaranteed by Luxottica Group S.p.A. and matures in June 2005. The term loan portion of the credit facility provides US$ 200 million of borrowing and requires equal quarterly principal installments beginning in March 2003. The revolving loan portion of the credit facility allows for maximum borrowings of US$ 150 million; the revolving loan was fully drawn as of March 31, 2003. Interest accrues under the credit facility at LIBOR (as defined in the agreement) plus 0.5 percent (1.8400 percent on March 31, 2003) and the credit facility allows the Company to select interest periods of one, two, or three months. The credit facility contains certain financial and operating covenants. Under this credit facility, US$ 330 million was outstanding as of March 31, 2003.

        In July 2002, U.S. Holdings entered into a Convertible Swap Step-Up ("2002 Swap"). 2002 Swap beginning and maximum notional amount is U.S. $ 275 million, which will decrease by U.S.$ 20 million quarterly starting with the quarter beginning March 17, 2003. This Swap will expire on June 17, 2005. 2002 Swap was entered into to convert the floating rate credit agreement referred to in the preceding paragraph to a mixed position rate agreement. 2002 Swap allows U.S. Holdings to pay a fixed rate of interest if LIBOR remains under certain defined thresholds and for U.S. Holdings to receive an interest payment of the three month LIBOR rate as defined in the agreement. These amounts are settled net every three months. This derivative does not qualify for hedge accounting under Statement of Financial Accounting Standards No. 133, and as such is marked to market with the gains or losses from the change in value reflected in current operations.

        In June 1999, the Company acquired the Ray-Ban business from Bausch & Lomb Incorporated for a purchase price of U.S. $655 million (Euro 635 million based on exchange rates in effect at such time), subject to post-closing adjustments. The purchase price was paid with the proceeds of a U.S. $650 million (Euro 630 million based on exchange rates in effect at such time) credit facility with UniCredito Italiano S.p.A. The interest rate applicable to amounts provided to the Company under the credit facility was Euribor plus 0.5 percent. In June 2000, the Company refinanced this short-term credit facility with a new credit facility with several financial institutions which provides for total maximum borrowings of Euro 500 million. The new credit facility was unsecured, expired in June 2003, and allowed the Company to select interest periods of one, two, three or six months. The facility included a term loan in the amount of Euro 300 million and required equal quarterly installments of principal (Euro 25 million). Interest accrued on the term loan at Euribor (as defined in the agreement) plus 0.4 percent (2.980 percent on March 31, 2003). The revolving loan portion allowed for maximum borrowings of Euro 200 million; amounts borrowed under the revolving loan facility could be repaid and re-borrowed until the expiration of the agreement. The Company could select interest periods of one, two, three or six months until the agreement terminated in June 2003 and interest accrued at Euribor plus 0.375 percent (3.093 percent on March 31, 2003). Under this credit facility, Euro 125 million was outstanding as of March 31, 2003. All amounts outstanding under this credit facility were repaid, and the credit facility was terminated, in June 2003.

        In December 2000, the Company entered into a new credit facility providing for maximum borrowing of Euro 256 million from San Paolo IMI S.p.A. Bank. This credit facility matured in June 2002, and the amount outstanding at that time was repaid in full.

        In March 2001, the Company entered into a new credit facility with Banca Intesa S.p.A. to finance the acquisition of Sunglass Hut. The credit facility was unsecured and scheduled to expire in September 2002. In September 2002, the Company agreed with Banca Intesa S.p.A. to extend the credit facility until December 2002, on the same terms and conditions. On December 27, 2002 the amount outstanding at that time of Euro 500 million was repaid in full.

        In December 2002, the Company entered into a new unsecured credit facility with Banca Intesa S.p.A. The new unsecured credit facility provides borrowing availability up to Euro 650 million. The facility includes a Euro 500 million term loan, which will require a balloon payment of Euro 200 million in June 2004 and equal quarterly installments of principal of Euro 50 million subsequent to that date. Interest accrues on the term loan at Euribor (as defined in the agreement) plus 0.45 percent (3.317 percent on March 31, 2003). The revolving loan portion provides borrowing availability of up to Euro 150 million; amounts borrowed under the revolver portion can be borrowed and repaid until final maturity. Interest accrues on the revolving loan at Euribor (as defined in the agreement) plus 0.45 percent (3.021 percent on March 31, 2003). The final maturity of the credit facility is December 27, 2005. The Company can select interest periods of one, two, three or six months. The credit facility contains certain financial and operating covenants. Under this credit facility, Euro 575 million was outstanding as of March 31, 2003.

        In December 2002, the Company entered into two interest rate swap transactions ("Intesa Swaps") beginning with an aggregate maximum notional amount of Euro 250 million which will decrease by Euro 100 million on June 27, 2004 and Euro 25 million each subsequent 3-month period. These Intesa Swaps will expire on December 27, 2005. Intesa Swaps were entered into as a cash flow hedge on a portion of the Banca Intesa Euro 650 million unsecured credit facility discussed above. The Intesa Swaps exchange the floating rate based on Euribor to a fixed rate of 2.985% per annum.

        Capital expenditures for the first three months of 2003 were Euro 10.4 million. It is the Company's expectation that 2003 annual capital expenditures will be less than Euro 100 million.

RECENT DEVELOPMENTS AND OTHER EVENTS

        On November 21, 2002, the Company announced that its license agreements for the manufacturing and distribution of the Giorgio Armani and Emporio Armani eyewear collections expired on December 31, 2002 and will terminate in the first half of 2003. Armani eyewear collections represented approximately 7.2 percent of the Company's consolidated net sales for 2002. Copies of the press releases relating to the Armani license agreement terminations were filed with the Securities and Exchange Commission under the cover of Form 6-K on November 21, 2002.

        On January 15, 2003, the Company announced the signing of a worldwide license agreement for the design, production and distribution of Versace, Versus and Versace Sport sunglasses and prescription frames. The initial ten-year agreement is renewable, at the Company's discretion, for an additional ten year period. The new collections were launched in March 2003.

        On September 25, 2002, the Company announced that its subsidiary, Luxottica U.S. Holdings Corp., had authorized the purchase of up to 11,500,000 of the Company's ADRs (one ADR represents one Ordinary Share), representing 2.5 percent of the authorized and issued capital of the Company, over the 18 month period commencing on September 25, 2002. On March 20, 2003, the Company announced that U.S. Holdings had resolved to purchase up to an additional 10,000,000 of the Company's ADRs, representing 2.2 percent of the authorized and issued share capital of Luxottica Group S.p.A., over the 18 month period commencing on March 20, 2003. The actual amount and timing of ADR purchases will depend on market conditions and other factors. Through March 31, 2003, Luxottica U.S. Holdings Corp. had repurchased 6,434,786 ADRs at an aggregate purchase price of approximately Euro 70.0 million.

        The Company and its subsidiaries become involved in legal and regulatory proceedings from time to time, some of which are significant. The timing and outcome of these proceedings are inherently uncertain and, the outcomes could have a material adverse effect on the Company's business, financial position or operating results. See Item 3 -"Key Items—Risk Factors" in the Company's annual report on Form 20-F for its fiscal year ended December 31, 2002.

        On June 16, 2003, our wholly-owned subsidiary, Luxottica South Pacific Pty Limited ("Luxottica South Pacific") commenced a cash offer to acquire all of the outstanding shares, performance rights and options of OPSM Group Ltd ("OPSM"), the largest eyewear retailer in Australia. The cash offer is subject to certain conditions, including, but not limited to, approval by relevant governmental authorities and the acquisition by Luxottica South Pacific, either alone or together with one or more affiliates, of the full beneficial interest in at least 90 percent by value of all of the outstanding shares and securities convertible into shares of OPSM. The Board of Directors of OPSM has unanimously recommended that OPSM shareholders and holders of performance rights and options accept our offer, in the absence of a superior offer. In addition, all OPSM directors and OPSM's Managing Director have stated that they intend to accept our offer in respect of their personal holdings of OPSM shares, options and performance rights, in the absence of a superior offer. If the offer is successful, the acquisition of OPSM is expected to close in July 2003. We intend to finance the aggregate purchase price of approximately A$ 536 million (Euro 312 million as of June 26, 2003) with proceeds from certain credit arrangements that we expect will be available to us from commercial banks. However, there can be no assurance that the transaction will be consummated on the terms or within the time period contemplated or at all.

FORWARD LOOKING INFORMATION

        Certain statements in this Form 6-K may constitute forward-looking statements which are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including risks that may not be subject to the Company's control. These risks and uncertainties include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, our ability to successfully introduce new products, our ability to maintain an efficient distribution network, our ability to effectively integrate newly acquired businesses, our ability to negotiate and maintain favorable license agreements, liabilities arising from legal or regulatory proceedings to which we are or may become a party, the availability of correction alternatives to prescription eyeglasses, our ability to adequately protect our intellectual property and other proprietary rights, the consummation of the pending transaction to acquire OPSM Group Ltd and other risks and uncertainties referred to in the Company's annual report on Form 20-F for its fiscal year ended December 31, 2002 (including under Item 3—"Key Items—Risk Factors") and its other filings with the Securities and Exchange Commission.

        Set forth below is the text of a press release issued by the Company for the three month period ended March 31, 2003. The press release speaks as of the date it was first issued, and the Company does not intend to update or revise any forward looking statements contained in the press release based on new information, future events or otherwise.

Luxottica Group Announces 1Q03 Results

Group highlights for the first quarter of 2003:

    •     Net sales to EUR 704.5 (US$756.0 million)

    •     Operating income to EUR 111.4 million

    •     Earnings per ADS to EUR 0.15 (US$0.16)

        Milan, Italy, April 24, 2003—Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX), worldwide leader in the eyewear sector, today announced results for the three-month period ended March 31, 2003(1). Results for the first quarter were negatively affected by the 18 percent year-over-year devaluation of the U.S. Dollar against the Euro.

Consolidated Results:

    •     First quarter

        Consolidated net sales for the quarter declined year-over-year by 20.0 percent to EUR 704.5 million. Assuming constant exchange rates, consolidated net sales for the quarter would have declined by 6.6 percent.

        Consolidated operating income for the quarter was EUR 111.4 million. Consequently, consolidated operating margin for the quarter was 15.8 percent.

        Consolidated net income for the quarter was EUR 65.6 million. Consequently, consolidated net margin for the quarter was 9.3 percent.

        Earnings per American Depositary Share (ADS) (one ADS represents one ordinary share) for the quarter were EUR 0.15. In U.S. Dollars, earnings per ADS (EPADS) for the quarter were US$0.16.

Breakdown of Manufacturing/ Wholesale and Retail Results:

    •     Manufacturing/Wholesale Division

        The Group's manufacturing/wholesale sales for the first quarter declined year-over-year by 15.1 percent to EUR 275.7 million. Assuming constant exchange rates manufacturing/wholesale sales for the quarter would have declined by 7.5 percent.

        Manufacturing/wholesale operating income for the quarter was EUR 64.4 million, reflecting an operating margin of 23.4 percent.

        Leonardo Del Vecchio, Chairman of Luxottica Group, commented on the results of the manufacturing/wholesale division: "In January, we added two new designer brands to our portfolio, Versace and Versus, and in March we launched new Luxottica-designed and -made collections for both. We also concurrently introduced the first prescription eyewear collection for Ray-Ban, further leveraging what is historically the world's leading sun brand by broadening the assortment of products offered under this name. Based on the more than positive feedback from opticians so far, I am fairly confident that over the coming months sales of the new lines should offset sales lost as a result of the non-renewal of the Armani licenses. At the same time, certain brands of our portfolio are gaining market share as the creative resources and manufacturing investments previously dedicated to the Armani brands were reallocated across our entire portfolio. This demonstrates our Group's ability to quickly and seamlessly adapt to changes in the market and competitive scenario."

    •     Retail Division

        Retail sales declined year-over-year by 19.4 percent to EUR 469.2 million. Assuming constant exchange rates, retail sales for the quarter would have declined by 1.9 percent. Same store sales in U.S. Dollar for the quarter declined year-over-year by 3.0 percent.

        Retail operating income for the first quarter was EUR 54.3 million, resulting in an operating margin of 11.6 percent.

        Mr. Del Vecchio continued: "The results of our retail division for the quarter were affected by unusually bad weather in the U.S. in February, as well as overall uncertainty due to the war in Iraq. However, U.S. consumers' data since the beginning of the hostilities show that consumption levels did not decline further. In fact, this month we are already seeing signs of a reversal of the negative trend: retail sales are up by three percent, compared with a 1.9 percent decline for the first quarter. As a result, we are hopeful to see a recovery in coming quarters. At the same time, management continues to be focused on all aspects of the business, seeking to achieve improvements both in efficiency and profitability."

Statement from the Chairman:

        Mr. Del Vecchio concluded: "The Group's consolidated results for the first quarter of this year mainly reflected the impact of three factors. Firstly, results were negatively affected by the 18 percent year-over-year devaluation of the U.S. Dollar against the Euro in the quarter. Additionally, in line with management's expectations, sales of Giorgio Armani and Emporio Armani eyewear nearly halved during the quarter. Finally, the continued weakness of the economy in the U.S., which as a market represents approximately 70 percent of the Group's consolidated sales, affected retail sales. We expect that the impact of these factors will progressively lessen during the course of the year. In particular, the loss of sales due to the non-renewal of the Armani licenses should be offset by sales from the new lines launched in March. Additionally, in light of the evolution of the Euro/U.S. Dollar exchange rate during 2002 (the average exchange rates for last year were: EUR 1.00 = US$0,8766 for the first quarter, EUR 1.00 = US$0,9198 for the second quarter, EUR 1.00 = US$0,9838 for the third quarter and EUR 1.00 = US$0,9982 for the fourth quarter) and assuming that Euro/U.S. Dollar exchange rate stabilizes at current levels, or EUR 1.00 = US$1.10, for the balance of the year, the impact from the devaluation of the U.S. Dollar against the Euro should progressively decline to nine percent by the final quarter of this year, down from 18 percent for the quarter just ended."

        "The results for the first quarter confirm that 2003 will be a year of transition for us, as well as for the global economy, and that we should expect to return to growth in sales and earnings only in 2004. We confirm our previously announced expectations of earnings per share (EPS) for fiscal year 2003 of Euro 0.69, or EPADS of US$0.76, with an exchange rate of EUR 1.00 = US$1.10."

About Luxottica Group S.p.A.:

        Luxottica Group is the world leader in the design, manufacturing, marketing and distribution of prescription frames and sunglasses in mid- and premium-priced categories. The Group's products, which are designed and manufactured in six facilities in Italy and one in the People's Republic of China, include over 2,250 styles in a wide array of colors and sizes and are sold through 21 wholly-owned subsidiaries in the United States, Canada, Italy, France, Spain, Portugal, Sweden, Germany, the United Kingdom, Brazil, Switzerland, Mexico, Belgium, Argentina, South Africa, Finland, Austria, Norway, Japan, Hong Kong and Australia; two 75%-owned subsidiaries in Israel and Poland; a 70%-owned subsidiary in Greece; three 51%-owned subsidiaries in the Netherlands, Turkey and Singapore, one 49%-owned subsidiary in the Arab Emirates and one 44%-owned subsidiary in India. In March 2001, Luxottica Group acquired Sunglass Hut International, a leading sunglass retailer with approximately 1,900 stores worldwide. This followed the acquisitions of Bausch & Lomb sunglass business, which includes the prestigious Ray-Ban®, Revo®, ArnetteTM and Killer Loop® brands, in June 1999, and LensCrafters, the largest optical retail chain in North America, in May 1995. For fiscal 2002, Group net sales improved year-over-year by 2.2 percent to EUR 3,132.2 million and net income by 17.6 percent to EUR 372.1 million. Additional information on the company is available on the web at www.luxottica.com.

Non-GAAP Financial Measures:

        Luxottica Group uses certain measures of financial performance that exclude the impact of fluctuations in currency exchange rates in the translation of operating results into Euro. The Company believes that these adjusted financial measures provide useful information to both management and investors by allowing a comparison of operating performance on a consistent basis. In addition, since the Luxottica Group has historically reported such adjusted financial measures to the investment community, the Company believes that their inclusion provides consistency in its financial reporting. Further, these adjusted financial measures are one of the primary indicators management uses for planning and forecasting in future periods. Operating measures that assume constant exchange rates between the first quarter of 2003 and the first quarter of 2002 are calculated using for each currency the average exchange rate for the three-month period ended March 31, 2002. Operating measures that exclude the impact of fluctuations in currency exchange rates are not measures of performance under accounting principles generally accepted in the United States (U.S. GAAP). These non-GAAP measures are not meant to be considered in isolation or as a substitute for results prepared in accordance with U.S. GAAP. In addition, Luxottica Group's method of calculating operating performance excluding the impact of changes in exchange rates may differ from methods used by other companies. See Table below for a reconciliation of the operating measures excluding the impact of fluctuations in currency exchange rates to their most directly comparable U.S. GAAP financial measures. The adjusted financial measures should be used as a supplement to U.S. GAAP results to assist the reader in better understanding the operational performance of the Company.

	1Q02 U.S. GAAP results	1Q03 U.S. GAAP results	Adjustment for constant exchange rates	1Q03 adjusted results
	(in millions of Euro)

Consolidated net sales	880.5	704.5	118.3	822.8
Manufacturing/wholesale net sales	324.8	275.7	24.6	300.3
Retail net sales	582.3	469.2	101.8	571.0

Safe Harbor Statement:

        Certain statements in this press release may constitute forward looking statements which are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including risks that may not be subject to the Company's control. These risks and uncertainties include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, the Company's ability to successfully introduce and market new products, the Company's ability to effectively integrate recently acquired businesses, the Company's ability to successfully launch initiatives to increase sales and reduce costs, the availability of correction alternatives to prescription eyeglasses, as well as other political, economic and technological factors and other risks referred to in the Company's filings with the Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and the Company does not assume any obligation to update them.

Company contacts:

Sabina Grossi, Director, Investor Relations

Alessandra Senici, Investor Relations

Silvia Cestelli Guidi, Investor Relations

Luxottica Group

Tel.: +39-02-8633-4665

E-mail:AlessandraSenici@Luxottica.com

SilviaCestelli@Luxottica.com

FINANCIAL TABLES TO FOLLOW

(1)
Unless otherwise noted, all comparisons made in this announcement are between the three-month period ended March 31, 2003, and the equivalent three-month period ended March 31, 2002. The Company's results are discussed in this announcement in accordance with U.S. GAAP and are broken out for additional perspective into consolidated, manufacturing/wholesale, including Ray-Ban and retail components, which include Sunglass Hut International and LensCrafters. As there are intercompany items, it is important to note the full reconciliation detailed in the Segmental Information Table provided with this announcement. Additionally, Luxottica Group considers the financial results denominated in Euro (EUR), the Group's reporting currency, to be a more accurate gauge of its operating performance. The results denominated in U.S. Dollars were converted at the average exchange rate for the three-month period ended March 31, 2003, of EUR 1.00 = US$1.0730, compared with EUR 1.00 = US$0.8766 for the first quarter of 2002. Results of the Sunglass Hut International operations were consolidated into the Group's results as of March 31, 2001.

# # #

          FINANCIAL STATEMENTS
          JUNE 30, 2003
          FORM 6K

LUXOTTICA GROUP S.p.A.

INDEX TO FORM 6—K

CONSOLIDATED BALANCE SHEETS—US GAAP

DECEMBER 31, 2002 AND JUNE 30, 2003

	December 31, 2002	June 30, 2003 (Unaudited)	June 30, 2003 (Unaudited)
	(Thousand of Euro)		(Thousand of US dollars)(1)

ASSETS
CURRENT ASSETS
Cash	151,418	206,477	$237,490
Accounts receivable—net	370,234	417,320	480,001
Sales and income taxes receivable	10,956	5,389	6,198
Inventories	406,032	386,675	444,753
Prepaid expenses and other	53,385	51,814	59,596
Net deferred tax assets—current	148,088	148,278	170,550

Total current assets	1,140,113	1,215,952	1,398,588

PROPERTY, PLANT AND EQUIPMENT—net	506,545	470,993	541,736

OTHER ASSETS
Intangible assets—net	1,916,526	1,840,653	2,117,119
Investments	12,837	12,981	14,931
Other assets	10,311	11,142	12,816

Total other assets	1,939,674	1,864,776	2,144,865

TOTAL	3,586,332	3,551,721	$4,085,190

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Bank overdrafts	371,729	463,680	$533,325
Current portion of long-term debt	178,335	271,492	312,270
Accounts payable	202,897	202,729	233,179
Accrued expenses and other	217,883	302,525	347,964
Accrual for customers' right of return	9,130	8,669	9,971
Income taxes payable	18,748	887	1,021

Total current liabilities	998,722	1,249,982	1,437,729

LONG TERM LIABILITIES
Long term debt	855,654	672,109	773,059
Liability for termination indemnities	48,945	45,041	51,806
Net deferred tax liabilities—non current	121,805	122,502	140,901
Other	133,605	134,803	155,050

Total long term liabilities	1,160,010	974,454	1,120,817

MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	9,705	10,298	11,845

SHAREHOLDERS' EQUITY
Capital stock par value Euro 0.06—454,263,600 and 454,306,200 ordinary shares authorized and issued at December 31, 2002 and June 30, 2003, respectively; 452,351,900 and 447,871,414 shares outstanding at December 31, 2002 and June 30, 2003, respectively.	27,256	27,258	31,353
Additional paid-in capital	34,799	35,044	40,308
Retained earnings	1,447,374	1,485,253	1,708,338
Accumulated other comprehensive income (loss)	(66,987)	(160,580)	(184,699)

Total	1,442,442	1,386,975	1,595,299
Less—Treasury shares at cost; 1,911,700 and 6,434,786 shares at December 31, 2002 and June 30, 2003, respectively.	24,547	69,987	80,499

Shareholders' equity	1,417,895	1,316,988	1,514,800

TOTAL	3,586,332	3,551,721	$4,085,190

(1)
Translated at the Noon Buying Rate of Euro 1.00=US$1.1502 on June 30, 2003 (see Note 5).

STATEMENTS OF CONSOLIDATED INCOME—US GAAP
FOR THE SIX MONTHS ENDED JUNE 30, 2002 AND 2003 (UNAUDITED)

	2002(3)	2003	2003
	(Thousand of Euro)(1)		(Thousand of US dollars)(1)(2)

NET SALES	1,759,489	1,411,502	$1,623,510
COST OF SALES	509,485	433,100	498,151

GROSS PROFIT	1,250,004	978,402	1,125,358

OPERATING EXPENSES:
Selling and advertising	744,812	616,642	709,262
General and administrative	160,426	138,516	159,321

Total	905,238	755,158	868,583

INCOME FROM OPERATIONS	344,766	223,244	256,776

OTHER INCOME (EXPENSE):
Interest income	2,784	2,403	2,764
Interest expense	(39,872)	(22,823)	(26,251)
Other—net	(844)	(7,545)	(8,678)

Other income (expense) net	(37,932)	(27,965)	(32,165)

INCOME BEFORE PROVISION FOR INCOME TAXES	306,834	195,280	224,611
PROVISION FOR INCOME TAXES	92,050	58,691	67,507

INCOME BEFORE MINORITY INTERESTS IN INCOME OF CONSOLIDATED SUBSIDIARIES	214,784	136,589	157,104
MINORITY INTERESTS IN INCOME OF CONSOLIDATED SUBSIDIARIES	2,431	3,306	3,803

NET INCOME	212,353	133,283	$153,302

EARNINGS PER SHARE:
Basic	0.47	0.30	$0.34

Diluted	0.47	0.30	$0.34

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (thousands):
Basic	452,633.2	449,398.3
Diluted	455,497.4	450,547.5

(1)
Except for earnings per share which are stated in Euro and U.S. dollars.

(2)
Translated at the Noon Buying Rate of Euro 1.00=US$1.1502 on June 30, 2003 (see Note 5).

(3)
Certain amounts presented in the prior year financial statements have been reclassified to conform with the current presentation. Among them was a reclassification of certain revenue items of the retail segment which were recorded in the prior year as a reduction in the related costs and are now reflected as gross revenues and gross costs. The effect of this reclassification is an increase in sales for the six-month period ended June 30, 2002 of U.S. Dollars 23.0 million, and an offsetting increase in costs for the same amount.

STATEMENT OF CONSOLIDATED SHAREHOLDERS' EQUITY—US GAAP

FOR THE SIX MONTHS ENDED JUNE 30, 2003

(UNAUDITED)

			Additional Paid-in Capital			Accumulated Other Comprehensive Income (loss)		Consolidated Shareholders' Equity
	Common Stock			Retained Earnings	Comprehensive Income (loss)		Treasury Shares
	Shares	Amount
	(Thousand of Euro)

BALANCES, January 1, 2003	454,263,600	27,256	34,799	1,447,374		(66,987)	(24,547)	1,417,895
Exercise of stock options	42,600	3	245					248
Translation adjustment					(90,900)	(90,900)		(90,900)
Purchases of treasury shares							(45,440)	(45,440)
Other					(2,693)	(2,693)		(2,693)
Dividends declared				(95,404)				(95,404)
Net income				133,283	133,283			133,283

Compehensive income					39,690

BALANCES, June 30, 2003	454,306,200	27,258	35,044	1,485,253		(160,580)	(69,987)	1,316,988

Comprehensive income					$45,652

(Thousand of US dollars)(1)
BALANCES, June 30, 2003	454,306,200	$31,353	$40,308	$1,708,338		$(184,699)	$(80,499)	$1,514,800

(1)
Translated at the Noon Buying Rate of Euro 1.00=US$1.1502 on June 30, 2003 (see Note 5).

STATEMENTS OF CONSOLIDATED CASH FLOWS—US GAAP

FOR THE SIX MONTHS ENDED JUNE 30, 2002 AND 2003 (UNAUDITED)

	2002	2003	2002
	(Thousand of Euro)		(Thousand of US dollars)(1)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income before minority interests	214,784	136,589	$157,104

Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Depreciation and amortization	77,016	64,465	74,148
Benefit for deferred income taxes	(39,407)	(3,734)	(4,295)
Losses (Gains) on disposal of fixed assets—net	(1,552)	48	56
Termination indemnities matured during the period	2,653	855	983
Changes in assets and liabilities:
Accounts receivable	(96,623)	(38,224)	(43,965)
Prepaid expenses and other	7,829	9,664	11,116
Inventories	(7,428)	11,578	13,317
Accounts payable	14,090	(4,813)	(5,535)
Accrued expenses and other	(5,013)	(7,434)	(8,550)
Accrual for customers right of return	(2,192)	320	368
Income taxes payable	36,807	(18,621)	(21,418)

Total adjustments	(13,820)	14,105	16,223

Cash provided by operating activities	200,964	150,693	$173,327

CASH FLOWS FROM INVESTING ACTIVITIES:
Property, plant and equipment:
Additions	(87,883)	(28,670)	$(32,976)
Disposals	2,648	—	—
Acquisitions of business (net of cash acquired)	(19,649)	(23,708)	(27,269)
Increase (Decrease) in intangible assets	23,317	(27,498)	(31,629)

Cash used in investing activities	(81,567)	(79,876)	(91,873)

CASH FLOWS FROM FINANCING ACTIVITIES:
Long term debt:
Proceeds	405,114	125,000	143,775
Repayments	(691,066)	(185,736)	(213,634)
(Investment in)/use of restricted cash deposit	211,622	—	—
Sales of treasury shares and additional paid-in capital	9,514	—	—
Purchase of treasury shares	—	(45,440)	(52,265)
Exercise of stock options	9,130	248	285

Net cash provided by (used in) financing activities	(55,686)	(105,928)	(121,839)

EFFECT OF TRANSLATION ADJUSTMENTS AND OTHER	4,308	—	—
INCREASE (DECREASE) IN CASH	68,019	(35,110)	(40,384)
CASH, BEGINNING OF THE PERIOD	(211,991)	(220,311)	(253,401)

EFFECT OF TRANSLATION ADJUSTMENTS ON CASH	(7,790)	(1,782)	(2,050)

CASH, END OF THE PERIOD	(151,762)	(257,203)	$(295,835)

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for interest	36,788	6,344	$7,297
Cash paid during the period for taxes	66,999	9,518	$10,948

(1)
Translated at the Noon Buying Rate of Euro 1.00=US$1.1502 on June 30, 2003 (see Note 5).

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  CONSOLIDATED FINANCIAL STATEMENTS

        The accompanying consolidated balance sheet as of June 30, 2003 and the related statements of consolidated income and cash flows for the six months ended June 30, 2002 and 2003 and the statement of consolidated shareholders' equity for the six months ended June 30, 2003 have been prepared by Luxottica Group S.p.A. (the "Company") in accordance with accounting principles generally accepted in the United States of America. The consolidated balance sheet at June 30, 2003, the statements of consolidated income and cash flows for the six months ended June 30, 2002 and 2003, and the statement of consolidated shareholders' equity for the six months ended June 30, 2002 and 2003 are derived from unaudited financial statements. In the opinion of Management, all adjustments (which include only normal recurring adjustments) necessary to fairly present the financial position, results of operations and cash flows as of and for the six months ended June 30, 2002 and 2003 have been made.

        Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America have been omitted. The consolidated financial statements as of and for the six month period ended June 30, 2003 should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2002. The results of operations for the six months ended June 30, 2003 are not necessarily indicative of the operating results for the full year.

2.  INVENTORIES

        Inventories consisted of the following (Thousand of Euro):

	December 31, 2002	June 30, 2003

Raw materials	64,581	58,554
Work in process	22,624	19,813
Finished goods	318,827	308,308

Total	406,032	386,675

3.  EARNINGS PER SHARE

        Earnings per share are computed by dividing net income by the number of weighted-average shares outstanding during the period. Basic earnings per share are based on the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share are based on the weighted average number of shares of common stock and common stock equivalents (options) outstanding during the period.

4.  STOCK OPTION AND INCENTIVE PLANS

        Options to purchase an aggregate of 11,373,533 Ordinary Shares of the Company were outstanding at June 30, 2003. Outstanding options granted under the Company's Stock Option Plans (10,403,533 shares) become exercisable in three equal annual installments and expire on or before January 31, 2011. During the first six months of 2003, 42,600 options were exercised. Options granted under the Company's Incentive Plans (970,000 shares) vest and become exercisable only if certain financial performance measures are met over a three year period ending December 2004. As the Company has elected to apply Accounting Principle Board Opinion No. 25, "Accounting for Stock Issued to Employees", no compensation expense was recognized for shares issued under the Stock Option Plans because each option's exercise price was equal to the fair market value of the underlying stock on each date of grant. Compensation expense will be recognized for the options issued under the

Company's Incentive Plans based on the market value of the underlying Ordinary Shares when the number of shares to be issued is known.

5.  CONVERSION OF FINANCIAL STATEMENTS INTO U.S. DOLLARS

        The consolidated financial statements presented in Euro as of and for the six months ended June 30, 2003, are also translated into U.S. Dollars, solely for the convenience of the readers of these financial statements, at the noon buying rate of Euro 1.00 = U.S. Dollar 1.1502, as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") at June 30, 2003. Such translations should not be construed as representations that Euro amounts could be converted into U.S. Dollars at that or any other rate.

6.  INCOME TAXES

        The Company's 2002 and 2003 effective tax rates are less than the statutory tax rate due to permanent differences between the Company's income for financial reporting and tax purposes which reflect the net loss carryforward caused by the prior funding of subsidiary losses through capital contributions that are deductible for income tax purposes under Italian law, and the reduction in certain investments in subsidiaries. Such subsidiary losses were primarily attributable to the amortization of certain intangible assets associated with the Company's acquisitions.

7.  NEW ACCOUNTING PRONOUNCEMENTS

        In June 2001 the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangibles Assets ("SFAS No. 142")". The pronouncement is effective for fiscal years beginning after December 15, 2001 and applies to all goodwill and other intangible assets recognized in financial statements after that date. As a result of this statement, goodwill and intangibles deemed to have an indefinite life will no longer be amortized in the same manner as under the previous standards. However, they will be reviewed periodically for impairment and thus there may be more volatility in reported income.

        The Company's goodwill was tested for impairment during the first half of 2002, as well as in connection with the announcement of the termination of the license agreement for the production and distribution of Giorgio Armani and Emporio Armani collections in November 2002, as required by the transitional provisions of SFAS No. 142. The result of this process was the determination that the carrying value of goodwill and other intangible assets included in the Company's Consolidated Balance Sheet did not exceed their fair market value, and as a result, the Company has not recorded an asset impairment charge under the provisions of SFAS No. 142.

        The Company has determined that the useful life of its trade names ranges from 20 to 25 years and, therefore, their value is amortized on a straight-line basis over their useful life. Amortization expense relating to intangible assets for the six months ended June 30, 2003 was Euro 17.7 million, compared to Euro 18.6 million for the same period of 2002.

8.  RECLASSIFICATION OF 2002 INCOME STATEMENT

        Certain amounts presented in the prior year financial statements have been reclassified to conform with the current year presentation. The reclassifications include certain revenue items of the retail segment which were recorded in the prior years as a reduction in the related costs and are now reflected as gross revenues and gross costs. The effect of this reclassification was an increase in sales for the six-month period ended June 30, 2002 of U.S. Dollars 23.0 million, and an offsetting increase in costs for the same amount.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE SIX MONTHS AND THREE MONTHS ENDED JUNE 30, 2002 AND 2003

        The following discussion should be read in conjunction with the disclosure contained in the Company's Annual Report on Form 20-F for the year ended December 31, 2002, which contains, among other things, a discussion of the Company's significant accounting policies and risks and uncertainties that could affect the Company's future operating results or financial condition.

OVERVIEW

        The Company operates in two industry segments: manufacturing and wholesale distribution, and retail distribution. Through its manufacturing and wholesale distribution operations, the Company is engaged in the design, manufacture, wholesale distribution and marketing of house brand and designer lines of mid- to premium- priced prescription frames and sunglasses. The Company operates in the retail segment through its Retail Division, consisting of LensCrafters, Inc. and other affiliated companies ("LensCrafters") and, since April 2001, Sunglass Hut International, Inc. and its subsidiaries ("Sunglass Hut"). As of June 30, 2003 LensCrafters operated 873 stores throughout the United States of America, Canada and Puerto Rico and Sunglass Hut operated 1,898 stores located in North America, Europe and Australia.

        Our net sales consist of direct sales of finished products that we manufacture to opticians and other independent retailers through our wholesale distribution channel and sales directly to consumers through our Retail Division. Our average retail unit selling price is significantly higher than our average wholesale unit selling price, as our retail sales typically include lenses as well as frames.

        Demand for our products, particularly our higher-end designer lines, is largely dependent on the discretionary spending power of the consumers in the markets in which we operate. We have historically experienced sales volume fluctuations by quarter due to seasonality associated with the sale of sunglasses. With the acquisition of Sunglass Hut in April 2001, we believe that this seasonality effect has increased. As a result, net sales are typically higher in the second quarter and lower in the fourth quarter.

        As a result of the acquisition of LensCrafters in May 1995 and the Company's subsequent expansion of its business activities in the United States through the acquisition of the Ray-Ban sunglass business in 1999 and Sunglass Hut in 2001, the Company's results of operations, which are reported in Euro, have been rendered more susceptible to currency fluctuations between the Euro and the U.S. Dollar. The U.S. Dollar/Euro exchange rate has fluctuated from an average exchange rate in the six months ended June 30, 2002 of Euro 1.00 = U.S. Dollar 0.8980 to Euro 1.00 = U.S. Dollar 1.1049 in the six months ended June 30, 2003. Although the Company engages in certain foreign currency hedging activities to mitigate the impact of these fluctuations, they have impacted the Company's reported revenues and expenses during the periods discussed herein. Fluctuations in currency exchange rates could significantly impact the Company's reported financial results in the future.

        On June 26, 1999, the Company acquired the Ray-Ban business for a purchase price of approximately U.S. $655 million (Euro 635 million based on the exchange rate in effect at such time), subject to post-closing adjustments. The acquisition was accounted for under the purchase method. As such, the results of the Ray-Ban business have been accounted for in our consolidated results since the date of acquisition. Since the acquisition, the Company has closed Ray-Ban's frame manufacturing facilities outside Italy and integrated these operations into its own. This integration was substantially completed by the second quarter of 2000. In January 2002, the Company settled a purchase price dispute with Bausch & Lomb Incorporated, along with certain other litigation between us. The settlement resulted in a reduction in the purchase price of approximately U.S. $42 million and, accordingly, goodwill and a liability to Bausch & Lomb previously recorded were reduced at December 31, 2001. A receivable was recorded at December 31, 2001 for the final settlement amount. The Company received a payment of U.S. $23 million in January 2002 as the final settlement payment.

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2002 AND 2003

        The following table sets forth for the periods indicated the amount and percentage of net sales represented by certain items included in the Company's statements of consolidated income.

	Six months ended June 30,

	2002 (Thousand of Euro)%		2003 (Thousand of Euro)%

Net sales	1,759,489	100.0	1,411,502	100.0
Cost of sales	509,485	29.0	433,100	30.7

Gross profit	1,250,004	71.0	978,402	69.3
Selling, general and administrative expense	905,238	51.4	755,158	53.5

Income from operations	344,766	19.6	223,244	15.8
Other expense (income)—net	37,932	2.2	27,965	2.0
Provision for income taxes	92,050	5.2	58,691	4.2
Minority interests	2,431	0.1	3,306	0.2

Net income	212,353	12.1	133,283	9.4

Non-GAAP Financial Measures

        The Company uses certain measures of financial performance that exclude the impact of fluctuations in currency exchange rates in the translation of operating results into Euro. The Company believes that these adjusted financial measures provide useful information to both management and investors by allowing a comparison of operating performance on a consistent basis. In addition, since the Company has historically reported such adjusted financial measures to the investment community, the Company believes that their inclusion provides consistency in its financial reporting. Further, these adjusted financial measures are one of the primary indicators management uses for planning and forecasting in future periods. Operating measures that assume constant exchange rates between the first six months of 2003 and the first six months of 2002 are calculated using for each currency the average exchange rate for the six-month period ended June 30, 2002.

        Operating measures that exclude the impact of fluctuation in currency exchange rates are not measures of performance under accounting principles generally accepted in the United States (U.S. GAAP). These non-GAAP measures are not meant to be considered in isolation or as a substitute for results prepared in accordance with U.S. GAAP. In addition, the Company's method of calculating operating performance excluding the impact of changes in exchange rates may differ from methods used by other companies. See the table below for a reconciliation of the operating measures excluding the impact of fluctuations in currency exchange rates to their most directly comparable U.S.GAAP financial measures. The adjusted financial measures should be used as a supplement to U.S. GAAP results to assist the reader in better understanding the operational performance of the Company.

	1H 2002 U.S. GAAP results	1H 2003 U.S. GAAP results	Adjustment for constant exchange rates	1H 2003 adjusted results
	(in millions of Euro)

Consolidated net sales	1,759.5	1,411.5	244.9	1,656.4
Manufacturing/Wholesale net sales	664.7	573.0	56.6	629.6
Less: intercompany sales	-83.9	-101.6	-21.1	-122.7
Wholesale sales to third parties	580.8	471.5	35.5	506.9
Retail net sales	1,178.7	940.0	209.5	1,149.5

        Net Sales—Net sales decreased 19.8 percent to Euro 1,411.5 million during the first six months of 2003, as compared to Euro 1,759.5 million for the same period of 2002. This net decrease was mostly due to the weakening of the U.S. dollar against the Euro. At constant exchange rates between the periods, net sales would have decreased by 5.9 percent during the first six months of 2003, compared to the same period of 2002, mainly due to the reduction of Armani and retail sales.

        During the first six months of 2003, net sales in the retail segment accounted for approximately 66.6 percent of total net sales, as compared to approximately 67.0 percent of total net sales in the same period of 2002.

        Net sales in the retail segment, through LensCrafters and Sunglass Hut, decreased 20.2 percent to Euro 940.0 million for the first six months of 2003 from Euro 1,178.7 million for the same period of 2002. This decrease was primarily due to the weakening of the U.S. dollar against the Euro. Using constant exchange rates between the periods, net retail sales would have decreased by 2.5 percent as compared to the same period of 2002. Comparable store sales in constant U.S. Dollars for the first six months of 2003 decreased 3.4 percent.

        Net sales to third parties in the manufacturing and wholesale segment decreased 18.8 percent to Euro 471.5 million for the first six months of 2003 as compared to Euro 580.8 million in the same period of 2002. Assuming constant exchange rates, wholesale sales to third parties for the first six months of 2003 would have decreased by 12.7 percent as compared to the same period of 2002. This decline was primarly attributable to the reduction by greater than 50% of Armani sales during the period following the termination of our license agreement with Armani.

        On a geographic basis, the United States and Canada operations had net sales of Euro 971.8 million in the first six months of 2003, comprising 68.9 percent of total net sales, a decrease of Euro 293.4 million from the same period of 2002. This decrease was substantially due to the weakening of the U.S. dollar against the Euro (in U.S. dollars, the United States and Canada operations had a decrease of U.S. dollars 62.4 million as compared to the same period of 2002). Net sales for the rest of the world accounted for the remaining Euro 439.7 million of net sales during the first six months of 2003, which represented an 11.0 percent decrease as compared to the same period of 2002. This decrease was largely due to the reduction of Armani sales following the termination of our license agreement with Armani.

        Cost of Sales—Cost of sales decreased 15.0 percent to Euro 433.1 million in the first six months of 2003, from Euro 509.5 million in the same period of 2002, and increased as a percentage of net sales to 30.7 percent from 29.0 percent, respectively. Manufacturing labor costs decreased 9.2 percent to Euro 125.6 million in the first six months of 2003, from Euro 138.4 million in the same period of 2002. As a percentage of net sales, cost of labor increased to 8.9 percent in the first six months of 2003 from 7.9 percent in the same period of 2002. Increases in cost of sales, including manufacturing labor costs, as a percentage of net sales, was mainly attributable to lower net sales in the current period, resulting primarily from the weakening of the U.S. Dollar against Euro. For the first six months of 2003, the average number of frames produced daily in Luxottica's facilities (including Tristar and the newly acquired IC Optics) was approximately 133,000 versus 131,000 for the same period of 2002.

        Gross Profit—For the reasons outlined above, gross profit decreased 21.7 percent to Euro 978.4 million in the first six months of 2003, from Euro 1,250.0 million in the same period of 2002. As a percentage of net sales, gross profit decreased to 69.3 percent in the first six months of 2003 from 71.0 percent in the same period of 2002.

        Operating Expenses—Total operating expenses decreased 16.6 percent to Euro 755.2 million in the first six months of 2003, from Euro 905.2 million in the same period of 2002. As a percentage of net sales, operating expenses increased to 53.5 percent in the first six months of 2003 from 51.4 percent in the same period of 2002.

        Selling, royalty and advertising expenses decreased 17.2 percent to Euro 616.6 million during the first six months of 2003, from Euro 744.8 million in the same period of 2002. As a percentage of net sales, these expenses increased to 43.7 percent in the first six months of 2003 from 42.3 percent in the same period of 2002. While the reduction in Euro is largely due to the weakening of the U.S. Dollar against the Euro, the increase as a percentage of net sales is mainly due to the less efficient leverage of our fixed costs in the retail segment, due to the reduction in sales.

        General and administrative expenses, including intangible asset amortization, decreased 13.7 percent to Euro 138.5 million in the first six months of 2003 from Euro 160.4 million in the same period of 2002. As a percentage of net sales, general and administrative expenses increased to 9.8 percent in the first six months of 2003 from 9.1 percent in the same period of 2002. While the reduction in Euro is primarily due to the weakening of the U.S. Dollar against the Euro, the increase as a percentage of net sales is mainly due to the less efficient leverage of our fixed costs in the manufacturing and wholesale distribution segment, due to the reduction in sales.

        Income from Operations—Income from operations for the first six months of 2003 decreased 35.2 percent to Euro 223.2 million, from Euro 344.8 million in the same period of 2002. As a percentage of net sales, income from operations decreased to 15.8 percent in the first six months of 2003 from 19.6 percent in the same period of 2002.

        Operating margin in the manufacturing and wholesale distribution segment decreased to 22.0 percent in the first six months of 2003, from 27.6 percent in the same period of 2002.

        Operating margin in the retail segment decreased to 13.0 percent in the first six months of 2003 from 15.0 percent in the same period of 2002.

        Interest and Other Expenses—Net interest and other expense was Euro 28.0 million in the first six months of 2003 compared to Euro 37.9 million in the same period of 2002. This decrease was primarily attributable to lower interest expense in the current period due to the reduction of debt balances and interest rates partially offset by net realized and unrealized foreign exchange transaction and remeasurement losses of Euro 7.5 million recognized in the first six months of 2003, as compared to Euro 0.8 million on similar items in the same period of 2002.

        Net Income—Income before taxes decreased 36.4 percent to Euro 195.3 million in the first six months of 2003, from Euro 306.8 million in the same period of 2002. As a percentage of net sales, income before taxes decreased to 13.8 percent in the first six months of 2003 from 17.4 percent in the same period of 2002. Minority interest of Euro (3.3) million in the first six months of 2003 increased from Euro (2.4) million in the same period of 2002. The Company's effective tax rate in the first six months of 2003 was 30.1 percent compared to 30.0 percent in the same period of 2002. Net income decreased 37.2 percent to Euro 133.3 million in the first six months of 2003 from Euro 212.4 million in the same period of 2002. Net income as a percentage of net sales decreased to 9.4 percent in the first six months of 2003 from 12.1 percent in the same period of 2002.

        Basic and diluted earnings per share for the first six months of 2003 was Euro 0.30 decreasing from Euro 0.47 for the same period of 2002.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 2002 AND 2003

        The following table sets forth for the periods indicated the amount and percentage of net sales represented by certain items included in the Company's statements of consolidated income.

	Three months ended June 30,

	2002 (Thousand of Euro)%		2003 (Thousand of Euro)%

Net sales	879,003	100.0	706,955	100.0
Cost of sales	251,240	28.6	225,084	31.8

Gross profit	627,763	71.4	481,872	68.2
Selling, general and administrative expense	446,182	50.8	369,979	52.3

Income from operations	181,581	20.7	111,893	15.8
Other expense (income)—net	21,775	2.5	12,467	1.8
Provision for income taxes	47,942	5.5	29,930	4.2
Minority interests	582	0.1	1,828	0.3

Net income	111,282	12.7	67,668	9.6

Non-GAAP Financial Measures

        The Company uses certain measures of financial performance that exclude the impact of fluctuations in currency exchange rates in the translation of operating results into Euro. The Company believes that these adjusted financial measures provide useful information to both management and investors by allowing a comparison of operating performance on a consistent basis. In addition, since the Company has historically reported such adjusted financial measures to the investment community, the Company believes that their inclusion provides consistency in its financial reporting. Further, these adjusted financial measures are one of the primary indicators management uses for planning and forecasting in future periods. Operating measures that assume constant exchange rates between the second quarter of 2003 and the second quarter of 2002 are calculated using for each currency the average exchange rate for the three-month period ended June 30, 2002.

        Operating measures that exclude the impact of fluctuation in currency exchange rates are not measures of performance under U.S. GAAP. These non-GAAP measures are not meant to be considered in isolation or as a substitute for results prepared in accordance with U.S. GAAP. In addition, the Company's method of calculating operating performance excluding the impact of changes in exchange rates may differ from methods used by other companies. See the table below for a reconciliation of the operating measures excluding the impact of fluctuations in currency exchange rates to their most directly comparable U.S.GAAP financial measures. The adjusted financial measures should be used as a supplement to U.S. GAAP results to assist the reader in better understanding the operational performance of the Company.

	2Q 2002 U.S. GAAP results	2Q 2003 U.S. GAAP results	Adjustment for constant exchange rates	2Q 2003 adjusted results
	(in millions of Euro)

Consolidated net sales	879.0	707.0	127.0	834.0
Manufacturing/Wholesale net sales	339.9	297.4	31.4	328.8
Less: intercompany sales	-57.4	-61.3	-12.1	-73.4
Wholesale sales to third parties	282.5	236.1	19.3	255.4
Retail net sales	596.5	470.9	107.7	578.6

        Net Sales—Net sales decreased 19.6 percent to Euro 707.0 million during the second quarter of 2003, as compared to Euro 879.0 million for the same period of 2002. This net decrease was primarily attributable to the weakening of the U.S. dollar against the Euro. At constant exchange rates between the periods, net sales would have decreased by 5.1 percent during the second quarter of 2003, compared to the same period of 2002.

        During the second quarter of 2003, net sales in the retail segment accounted for approximately 66.6 percent of total net sales, as compared to approximately 67.9 percent of total net sales in the same period of 2002.

        Net sales in the retail segment, through LensCrafters and Sunglass Hut, decreased 21.1 percent to Euro 470.9 million for the second quarter of 2003 from Euro 596.5 million for the same period of 2002. This decrease was primarily due to the weakening of the U.S. dollar against the Euro. Using constant exchange rates between the periods, net retail sales would have decreased by 3.0 percent as compared to the same period of 2002. Comparable store sales in constant U.S. Dollars for the second quarter of 2003 decreased 3.7 percent.

        Net sales to third parties in the manufacturing and wholesale segment decreased 16.4 percent to Euro 236.1 million for the second quarter of 2003 as compared to Euro 282.5 million in the same period of 2002. Assuming constant exchange rates, wholesale sales to third parties for the second quarter of 2003 would have decreased by 9.6 percent as compared to the same period of 2002. This decline was primarily attributable to the reduction by approximately 70% of Armani sales during the period following the termination of our license agreement with Armani.

        On a geographic basis, the United States and Canada operations had net sales of Euro 485.7 million in the second quarter of 2003, comprising 68.7 percent of total net sales, a decrease of Euro 145.7 million from the same period of 2002. This decrease was substantially due to the weakening of the U.S. dollar against the Euro (in U.S. dollars, the United States and Canada operations had a decrease of U.S. dollars 28.4 million as compared to the same period of 2002). Net sales for the rest of the world accounted for the remaining Euro 221.3 million of net sales during the second quarter of 2003, which represented a 10.6 percent decrease as compared to the same period of 2002. This decrease was largely due to the reduction in Armani sales following the termination of our license agreement with Armani.

        Cost of Sales—Cost of sales decreased 10.4 percent to Euro 225.1 million in the second quarter of 2003, from Euro 251.2 million in the same period of 2002, and increased as a percentage of net sales to 31.8 percent from 28.6 percent, respectively. Manufacturing labor costs decreased 12.3 percent to Euro 60.3 million in the second quarter of 2003, from Euro 68.7 million in the same period of 2002. As a percentage of net sales, cost of labor increased to 8.5 percent in the second quarter of 2003 from 7.8 percent in the same period of 2002. Increase in cost of sales, including manufacturing labor costs, as a percentage of net sales, was mainly attributable to lower net sales in the current period, resulting primarily from the weakening of the U.S. Dollar against Euro. For the second quarter of 2003, the average number of frames produced daily in Luxottica's facilities (including Tristar and the newly acquired IC Optics) was approximately 131,000 versus 133,000 for the same period of 2002.

        Gross Profit—For the reasons outlined above, gross profit decreased 23.2 percent to Euro 481.9 million in the second quarter of 2003, from Euro 627.8 million in the same period of 2002. As a percentage of net sales, gross profit decreased to 68.2 percent in the second quarter of 2003 from 71.4 percent in the same period of 2002.

        Operating Expenses—Total operating expenses decreased 17.1 percent to Euro 370.0 million in the second quarter of 2003, from Euro 446.2 million in the same period of 2002. As a percentage of net sales, operating expenses increased to 52.3 percent in the second quarter of 2003 from 50.8 percent in the same period of 2002.

        Selling, royalty and advertising expenses decreased 18.3 percent to Euro 301.5 million during the second quarter of 2003, from Euro 369.0 million in the same period of 2002. As a percentage of net sales, these expenses increased to 42.6 percent in the second quarter of 2003 from 42.0 percent in the same period of 2002. While the reduction in Euro amount is largely due to the weakening of the U.S. Dollar against the Euro, the increase as a percentage of net sales is mainly due to the less efficient leverage of our fixed costs in the retail segment, due to the reduction in sales, partially offset by a reduction in advertising expenses.

        General and administrative expenses, including intangible asset amortization, decreased 11.3 percent to Euro 68.5 million in the second quarter of 2003 from Euro 77.2 million in the same period of 2002. As a percentage of net sales, general and administrative expenses increased to 9.7 percent in the second quarter of 2003 from 8.8 percent in the same period of 2002. While the reduction in Euro amounts is largely due to the weakening of the U.S. Dollar against the Euro, the increase as a percentage of net sales is mainly due to the less efficient leverage of our fixed costs in the manufacturing and wholesale distribution segment, due to the reduction in sales.

        Income from Operations—Income from operations for the second quarter of 2003 decreased 38.4 percent to Euro 111.9 million, from Euro 181.6 million in the same period of 2002. As a percentage of net sales, income from operations decreased to 15.8 percent in the second quarter of 2003 from 20.7 percent in the same period of 2002.

        Operating margin in the manufacturing and wholesale distribution segment decreased to 20.7 percent in the second quarter of 2003, from 27.9 percent in the same period of 2002.

        Operating margin in the retail segment decreased to 14.3 percent in the second quarter of 2003 from 16.6 percent in the same period of 2002.

        Interest and Other Expenses—Net interest and other expense was Euro 12.5 million in the second quarter of 2003 compared to Euro 21.8 million in the same period of 2002. This decrease was attributable primarily to lower interest expense in the current period due to the reduction of debt balances and interest rates and also by a lower realized and unrealized foreign exchange transaction and remeasurement losses, net of Euro 3.0 million recognized in the second quarter of 2003, as compared to Euro 3.8 million on similar items in the same period of 2002.

        Net Income—Income before taxes decreased 37.8 percent to Euro 99.4 million in the second quarter of 2003, from Euro 159.8 million in the same period of 2002. As a percentage of net sales, income before taxes decreased to 14.1 percent in the second quarter of 2003 from 18.2 percent in the same period of 2002. Minority interest of Euro (1.8) million in the second quarter of 2003 increased from Euro (0.6) million in the same period of 2002. The Company's effective tax rate in the second quarter of 2003 was 30.1 percent compared to 30.0 percent in the same period of 2002. Net income decreased 39.2 percent to Euro 67.7 million in the second quarter of 2003 from Euro 111.3 million in the same period of 2002. Net income as a percentage of net sales decreased to 9.6 percent in the second quarter of 2003 from 12.7 percent in the same period of 2002.

        Basic earnings per share for the second quarter of 2003 was Euro 0.15 decreasing from Euro 0.25 for the same period of 2002. Diluted earnings per share for the second quarter of 2003 was Euro 0.15 decreasing from Euro 0.24 for the same period of 2002.

LIQUIDITY AND CAPITAL RESOURCES

        As of June 30, 2003, the Company's consolidated net financial position (defined as financial debt less cash balances) was Euro (1,200.8) million as compared to Euro (1,254.3) million as of December 31, 2002. This improvement is attributable to the cash generated by operating activities during the first six months of 2003 partially used to repurchase shares and in connection with the acquisition of the Versace licence.

        Set forth below is certain information regarding our net financial position as of December 31, 2002 and June 30, 2003:

	December 31, 2002	June 30, 2003
	(million of Euro)	(million of Euro)

Cash	151.5	206.5
Bank overdrafts	(371.7)	(463.7)
Current portion of long-term debt	(178.4)	(271.5)
Long-term debt	(855.7)	(672.1)

Net Financial Position	(1,254.3)	(1,200.8)

        "Net financial position" is not a financial measure in accordance with U.S. GAAP and is presented for informational purposes only. We believe that this measure is useful to investors as a measure of credit availability, leverage capacity and liquidity. The term "net financial position" is not, and should not be considered as a substitute for our total long-term debt, total liabilities or any other financial measures presented in accordance with U.S. GAAP. Net financial position may differ from similarly titled financial measures used by other companies.

        The Company has relied primarily upon internally generated funds, trade credit and bank borrowings to finance its operations and expansion.

        In June 1999, the Company received the proceeds of a Euro 350 million eurobond offering by a wholly-owned subsidiary of the Company, which was used to repay indebtedness under a prior credit agreement. Luxottica Group S.p.A. had guaranteed the subsidiary's obligations under the eurobonds, which were repaid in full in June 2002. To refinance the eurobonds, in June 2002, Luxottica U.S. Holdings Corp. ("U.S. Holdings"), a U.S. subsidiary, entered into a U.S. $350 million credit facility with a group of four Italian banks led by UniCredito Italiano S.p.A. The new credit facility is guaranteed by Luxottica Group S.p.A. and matures in June 2005. The term loan portion of the credit facility provided U.S. $200 million of borrowing and requires equal quarterly principal installments beginning in March 2003. The revolving loan portion of the credit facility allows for maximum borrowings of U.S. $150 million; the revolving loan was fully drawn as of June 30, 2003. Interest accrues under the credit facility at LIBOR (as defined in the agreement) plus 0.5 percent (1.590 percent on June 30, 2003) and the credit facility allows U.S. Holdings to select interest periods of one, two, or three months. The credit facility contains certain financial and operating covenants. Under this credit facility, U.S.$ 310 million was outstanding as of June 30, 2003.

        In July 2002, U.S. Holdings entered into a Convertible Swap Step-Up (the "2002 Swap"), under which the beginning and maximum notional amount is U.S. $275 million, which will decrease by U.S.$ 20 million quarterly starting with the quarter beginning March 17, 2003. The 2002 Swap was entered into to convert the floating rate credit agreement referred to in the preceding paragraph to a mixed position rate agreement, by allowing U.S. Holdings to pay a fixed rate of interest if LIBOR remains under certain defined thresholds and to receive an interest payment of the three month LIBOR rate as defined in the agreement. These amounts are settled net every three months until the final expiration of the 2002 Swap on June 17, 2005. This derivative does not qualify for hedge accounting under Statement of Financial

Accounting Standards No. 133, and as such is marked to market with the gains or losses from the change in value reflected in current operations.

        In June 1999, the Company acquired the Ray-Ban business from Bausch & Lomb Incorporated for a purchase price of U.S. $655 million (Euro 635 million), subject to post-closing adjustments. The purchase price was paid with the proceeds of a U.S. $650 million (Euro 630 million) credit facility with UniCredito Italiano S.p.A. The interest rate applicable to amounts provided to the Company under the credit facility was Euribor plus 0.5 percent. In June 2000, the Company refinanced this short-term credit facility with a new credit facility with several financial institutions under which the total maximum borrowings is Euro 500 million. The new credit facility was unsecured, expired in June 2003, and allowed the Company to select interest periods of one, two, three or six months. The facility included a term loan in the amount of Euro 300 million and required equal quarterly installments of principal (Euro 25 million). Interest accrued on the term loan at Euribor (as defined in the agreement) plus 0.4 percent (2.980 percent at expiration date). The revolving loan portion allowed for maximum borrowings of Euro 200 million; amounts borrowed under the revolving loan facility could be repaid and re-borrowed until the expiration of the agreement. The Company could select interest periods of one, two, three or six months until the agreement terminated in June 2003 and interest accrued at Euribor plus 0.375 percent (2.994 percent at expiration date). All amounts outstanding under this credit facility were repaid, and the credit facility was terminated in June 2003.

        In December 2000, the Company entered into a credit facility providing for maximum borrowing of Euro 256 million from San Paolo IMI S.p.A. Bank. This credit facility matured in June 2002, and the amount outstanding at that time was repaid in full.

        In March 2001, the Company entered into a credit facility with Banca Intesa S.p.A. to finance the acquisition of Sunglass Hut. The credit facility was unsecured and scheduled to expire in September 2002. In September 2002, the Company agreed with Banca Intesa S.p.A. to extend the credit facility until December 2002, on the same terms and conditions. On December 27, 2002 the amount outstanding at that time of Euro 500 million was repaid in full.

        In December 2002, the Company entered into a new unsecured credit facility with Banca Intesa S.p.A. The new unsecured credit facility provides borrowing availability up to Euro 650 million. The facility includes a Euro 500 million term loan, which will require a balloon payment of Euro 200 million in June 2004 and equal quarterly installments of principal of Euro 50 million subsequent to that date. Interest accrues on the term loan at Euribor (as defined in the agreement) plus 0.45 percent (2.505 percent on June 30, 2003). The revolving loan provides borrowing availability of up to Euro 150 million; amounts borrowed under the revolver portion can be borrowed and repaid until final maturity. Interest accrues on the revolving loan at Euribor (as defined in the agreement) plus 0.45 percent (2.685 percent on June 30, 2003). The final maturity of the credit facility is December 31, 2005. The Company can select interest periods of one, two, three or six months. The credit facility contains certain financial and operating covenants. Under this credit facility, Euro 650 million was outstanding as of June 30, 2003.

        In December 2002, the Company entered into two interest rate swap transactions ("Intesa Swaps") beginning with an aggregate maximum notional amount of Euro 250 million which will decrease Euro 100 million on June 27, 2004 and Euro 25 million in each subsequent 3-month period. These Intesa Swaps will expire on December 27, 2005. The Intesa Swaps were entered into as a cash flow hedge on a portion of the Banca Intesa Euro 650 million unsecured credit facility discussed above. The Intesa Swaps exchange the floating rate of Euribor to a fixed rate of 2.985 percent per annum.

        Capital expenditures for the first six months of 2003 were Euro 28.7 million. It is the Company's expectation that 2003 annual capital expenditures will be less than Euro 100 million.

RECENT DEVELOPMENTS AND OTHER EVENTS

        On June 16, 2003, our wholly-owned subsidiary, Luxottica South Pacific Pty Limited commenced a cash offer to acquire all of the outstanding shares, performance rights and options of OPSM Group Ltd, the largest eyewear retailer in Australia. On September 2, 2003, the cash offer was successfully completed and closed. At the close of the offer, Luxottica South Pacific Pty Limited acquired 82.57 percent of OPSM Group's ordinary shares, and more than 90 percent of OPSM options and performance rights, which entitles the Company to require the cancellation of all the options and performance rights still outstanding.

        The aggregate purchase price for the OPSM shares, performance rights and options was A$ 446.4 million (Euro 255.8 million). The Company financed the aggregate purchase price with borrowings under a new credit facility with Banca Intesa S.p.A. of Euro 200 million, in addition to other short term lines available. The new credit facility includes a Euro 150 million term loan, which will require equal semiannual installments of principal of Euro 30 million starting September 30, 2006 until the final maturity date. Interest accrues on the term loan at Euribor (as defined in the agreement) plus 0.55 percent. The revolving loan provides borrowing availability of up to Euro 50 million; amounts borrowed under the revolver portion can be borrowed and repaid until final maturity. Interest accrues on the revolving loan at Euribor (as defined in the agreement) plus 0.55 percent. The final maturity of the credit facility is September 30, 2008. The Company can select interest periods of one, two or three months. The credit facility contains certain financial and operating covenants.

        On September 3, 2003, U.S. Holdings closed a private placement of U.S. $300 million of senior unsecured guaranteed notes (the "Notes"), issued in three series (Series A, Series B and Series C). Interest on the Series A Notes accrues at 3.94 percent per annum and interest on Series B and Series C Notes accrues at 4.45 percent per annum. The Series A and Series B Notes mature on September 3, 2008 and the Series C Notes mature on September 3, 2010. The Series A and Series C Notes require annual prepayments beginning on September 3, 2006 through the applicable Notes date of maturity. The Notes are guaranteed on a senior unsecured basis by the Company and Luxottica S.r.l. The Notes can be prepaid at U.S. Holdings option under certain circumstances. The proceeds from the Notes were used for the repayment of outstanding debt and for other working capital needs.

        In connection with the issuance of the Notes, U.S. Holdings entered into three interest rate swap agreements with Deutsche Bank AG (the "DB Swap"). The three separate agreements, notional amounts, and interest payment dates coincide with the Notes. The DB Swap exchanges the fixed rate of the Notes to a floating rate of the six month LIBOR rate plus 0.6575 percent for the Series A Notes and the six month LIBOR rate plus 0.73 percent for the Series B and Series C Notes.

        On July 23, 2003, the Company announced the signing of a 10-year worldwide license agreement for the production and distribution of Prada and Miu Miu sunglasses and prescription frames. The new collections will be presented and launched in September 2003. The deal was finalized through the Company's purchase of Prada fully-owned companies—that produce and distribute eyewear—for an amount of Euro 26.5 million.

        On September 25, 2002, the Company announced that U.S. Holdings had authorized the purchase of up to 11,500,000 of the Company's ADRs (one ADR represents one Ordinary Share), representing 2.5 percent of the authorized and issued capital of the Company, over the 18 month period commencing on that date. On March 20, 2003, the Company announced that U.S. Holdings had resolved to purchase up to an additional 10,000,000 of the Company's ADRs, representing 2.2 percent of the authorized and issued share capital of the Company, over the 18 month period commencing on that date. The actual amount and timing of ADR purchases will depend on market conditions and other factors. Through June 30, 2003, U.S. Holdings had repurchased 6,434,786 ADRs at an aggregate purchase price of approximately Euro 70.0 million.

        On August 29, 2003, the Securities Appellate Tribunal (SAT) in India upheld the decision to require a subsidiary of the Company to make a public offering to acquire up to an additional 20 percent of the outstanding shares of RayBan Sun Optics India Ltd. The Company is reviewing SAT's judgment and reserves the right to challenge it by proceeding in the appropriate forum. The expected investment of a tender offer would be approximately Euro 10 million, plus a stipulated interest increment.

        The Company and its subsidiaries become involved in legal and regulatory proceedings from time to time, some of which are significant. The timing and outcome of these proceedings are inherently uncertain and the outcomes could have a material adverse effect on the Company's business, financial position or operating results. See Item 3—"Key Items—Risk Factors" in the Company's annual report on Form 20-F for its fiscal year ended December 31, 2002.

FORWARD LOOKING INFORMATION

        Certain statements in this Form 6-K may constitute forward-looking statements which are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including risks that may not be subject to the Company's control. These risks and uncertainties include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, our ability to successfully introduce new products, our ability to maintain an efficient distribution network, our ability to effectively integrate newly acquired businesses, our ability to negotiate and maintain favorable license agreements, liabilities arising from legal or regulatory proceedings to which we are or may become a party, the availability of correction alternatives to prescription eyeglasses, our ability to adequately protect our intellectual property and other proprietary rights, and other risks and uncertainties referred to in the Company's annual report on Form 20-F for its fiscal year ended December 31, 2002 (included under Item 3—"Key Items—Risk Factors") and its other filings with the Securities and Exchange Commission.

        Set forth below is the text of a press release issued by the Company for the six month period ended June 30, 2003. The press release speaks as of the date it was first issued, and the Company does not intend to update or revise any forward looking statements contained in the press release based on new information, future events or otherwise.

Luxottica Group Announces 2nd Quarter Results

Group highlights for the first half of 2003:

    •     Net sales of EUR 1,411.5 (US$1,559.6 million)

    •     Operating income of EUR 223.2 million

    •     Earnings per share or ADS of EUR 0.30 (US$0.33)

        Milan, Italy, July 28, 2003—Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX), worldwide leader in the eyewear sector, today announced results for the three-month period and the six-month period ended June 30, 2003(1). Results for the second quarter and first half were negatively affected by the 19.1 percent and the 18.7 percent respectively year-over-year devaluation of the U.S. Dollar against the Euro.

Consolidated Results

    •     Second quarter

        Consolidated net sales for the quarter declined year-over-year by 19.6 percent to EUR 707.0 million. Assuming constant exchange rates, consolidated net sales for the quarter would have declined by 5.2 percent.

        Consolidated operating income for the quarter was EUR 111.9 million. Consequently, consolidated operating margin for the quarter was 15.8 percent.

        Consolidated net income for the quarter was EUR 67.7 million and consolidated net margin for the quarter was 9.6 percent.

        Earnings per share or American Depositary Share (ADS) (one ADS represents one ordinary share) for the quarter were EUR 0.15. In U.S. Dollars, earnings per share or ADS for the quarter were US$0.17.

    •     First half

        Consolidated net sales for the first half declined year-over-year by 19.8 percent to EUR 1,411.5 million. Assuming constant exchange rates, consolidated net sales for the six months would have declined by 5.9 percent.

        Consolidated operating income for the six months was EUR 223.2 million and consolidated operating margin for the six-month period was 15.8 percent.

        Consolidated net income for the first half was EUR 133.3 million and consolidated net margin for the period was 9.4 percent.

        Earnings per share or American Depositary Share (ADS) for the six-month period were EUR 0.30. In U.S. Dollars, earnings per share or ADS for the period were US$0.33.

Breakdown of Manufacturing/Wholesale and Retail Results

    •     Manufacturing/Wholesale Division

        The Group's manufacturing/wholesale sales for the first half declined year-over-year by 13.8 percent to EUR 573.0 million. Assuming constant exchange rates manufacturing/wholesale sales for the six-month period would have declined by 5.3 percent.

        Manufacturing/wholesale operating income for the first half was EUR 126.0 million, reflecting an operating margin of 22.0 percent.

        Leonardo Del Vecchio, Chairman of Luxottica Group, commented on the results of the manufacturing/wholesale division: "In the first half of 2003, the optical sector experienced a decrease in volumes, while our wholesale division posted a better performance when compared to the industry, allowing us to gain market share.

        However, since the beginning of June, we have been experiencing an increase in orders from opticians when compared to previous months, which leads us to believe that they have sold out the surplus of inventories built in 2002.

        In addition, we have recently added the ten-year license agreement with Prada and Miu Miu brands to our portfolio.

        As a result of this new license and the new collections launched during 2003, in 2004 our brand portfolio will be significantly stronger when compared to 2002."

    •     Retail Division

        In the first half, retail sales declined year-over-year by 20.2 percent to EUR 940.0 million. Assuming constant exchange rates, retail sales for the six months would have declined by 2.5 percent. Same store sales in U.S. Dollar for the first half declined year-over-year by 3.4 percent.

        Retail operating income for the first half was EUR 121.9 million, resulting in an operating margin of 13.0 percent.

        In the second quarter, retail sales declined year-over-year by 21.1 percent to EUR 470.9 million. Assuming constant exchange rates, retail sales for the quarter would have declined by 3.0 percent. Same store sales in U.S. Dollar for the quarter declined year-over-year by 3.7 percent.

        Mr. Del Vecchio continued: "The results of our retail division for the second quarter were affected by the unusually bad weather in North America, which lasted until the last week of June, penalizing mainly the sun segment both at LensCrafters and Sunglass Hut International. Retail sales were also affected by the continued cautious spending patterns of consumers.

        However, in contrast to the first two quarters, when sales were down compared to the same periods of 2002, in July same store sales have been increasing by 2 percent. This makes us hopeful that a pick-up in consumption will materialize during the second half of 2003; and, assuming that sales in the second half remain at current levels, 2003 retail revenues in Dollar terms should remain stable compared with 2002. Moreover, as a result of management's constant attention on improving efficiency and on controlling cost, operating margin should be in line with 2002.

        However, it is encouraging to see that even with lower sales and tough competition, Luxottica Retail continues to maintain its market share in North America, in both sun and prescription segment."

Statement from the Chairman

        Mr. Del Vecchio concluded: "The results of the second quarter reflect the continued impact of the same factors we begun to notice at the beginning of the year. Most importantly, the weak U.S Dollar which devalued by 19 percent year-over-year against the Euro continued to have an important effect on our results. The expiration of the license for the Giorgio Armani and Emporio Armani eyewear at the end of May was also felt during the quarter. Finally, during the quarter the continued weak U.S. economy affected retail sales.

        We expect that the impact of these factors will progressively lessen during the second part of the year. Specifically, sales from the new collections launched in March, Versace, Versus, Ray-Ban prescription and Ray-Ban Junior which are performing in line with our expectations and the new license agreement signed with Prada will offset the loss of sales from the Armani licenses.

        Moreover, in light of the evolution of the Euro/U.S. Dollar exchange rate during 2002 (the average exchange rates for last year were: EUR 1.00 = US$0,8766 for the first quarter, EUR 1.00 = US$0,9198 for the second quarter, EUR 1.00 = US$0,9838 for the third quarter and EUR 1.00 = US$0,9982 for the fourth quarter) and assuming that Euro/U.S. Dollar exchange rate stabilizes at current levels, or EUR 1.00 = US$1.15 for the balance of the year, the impact from the devaluation of the U.S. Dollar against the Euro should progressively decline to thirteen percent by the last quarter of 2003, down from 18.7 percent for the first six months of the year.

        However, the continued weakening of the U.S Dollar and the weak signs of recovery of the U.S. economy lead me to conservatively revise our expectations for earnings per share (EPS) for fiscal year 2003. With an average exchange rate of EUR 1.00 = US$1.15 for the second half of the year 2003, we expect an earnings per share of Euro 0.63, or EPADS of US$0.71.

        Finally, I would like to highlight once again, that 2003 is a year of transition for us. We expect to return to approximately 15 percent growth in sales and in earnings in 2004, a result of the significantly strengthened brand portfolio, both house brands and designer lines, and the OPSM acquisition."

About Luxottica Group S.p.A.

        Luxottica Group is the world leader in the design, manufacturing, marketing and distribution of prescription frames and sunglasses in mid- and premium-priced categories. The Group's products, which are designed and manufactured in six facilities in Italy and one in the People's Republic of China, include over 2,450 styles in a wide array of colors and sizes and are sold through 21 wholly-owned subsidiaries in the United States, Canada, Italy, France, Spain, Portugal, Sweden, Germany, the United Kingdom, Brazil, Switzerland, Mexico, Belgium, Argentina, South Africa, Finland, Austria, Norway, Japan, Hong Kong and Australia; two 75%-owned subsidiaries in Israel and Poland; a 70%-owned subsidiary in Greece; three 51%-owned subsidiaries in the Netherlands, Turkey and Singapore, one 49%-owned subsidiary in the Arab Emirates and one 44%-owned subsidiary in India. In March 2001, Luxottica Group acquired Sunglass Hut International, a leading sunglass retailer with approximately 1,900 stores worldwide. This followed the acquisitions of Bausch & Lomb sunglass business, which includes the prestigious Ray-Ban®, Revo®, Arnette™ and Killer Loop® brands, in June 1999, and LensCrafters, the largest optical retail chain in North America, in May 1995. For fiscal 2002, Group net sales improved year-over-year by 2.2 percent to EUR 3,132.2 million and net income by 17.6 percent to EUR 372.1 million. Additional information on the company is available on the web at www.luxottica.com.

Non-GAAP Financial Measures

        Luxottica Group uses certain measures of financial performance that exclude the impact of fluctuations in currency exchange rates in the translation of operating results into Euro. The Company believes that these adjusted financial measures provide useful information to both management and investors by allowing a comparison of operating performance on a consistent basis. In addition, since the Luxottica Group has historically reported such adjusted financial measures to the investment community, the Company believes that their inclusion provides consistency in its financial reporting. Further, these adjusted financial measures are one of the primary indicators management uses for planning and forecasting in future periods. Operating measures that assume constant exchange rates between the first half and the second quarter of 2003 and the first half and the second quarter of 2002 are calculated using for each currency the average exchange rate for the six-month period and the three-month period ended June 30, 2002. Operating measures that exclude the impact of fluctuations in currency exchange rates are not measures of performance under accounting principles generally accepted in the United States (U.S. GAAP). These non-GAAP measures are not meant to be considered in isolation or as a substitute for results prepared in accordance with U.S. GAAP. In addition, Luxottica Group's method of calculating operating performance excluding the impact of changes in exchange rates may differ from methods used by other companies. See Table below for a reconciliation of the operating measures excluding the impact of fluctuations in currency exchange rates to their most directly comparable U.S. GAAP financial measures. The adjusted financial measures should be used as a supplement to U.S. GAAP results to assist the reader in better understanding the operational performance of the Company.

	2Q 2002 U.S. GAAP results	2Q 2003 U.S. GAAP results	Adjustment for constant exchange rates	2Q 2003 adjusted results
	(Euro million)

Consolidated net sales	879.0	707.0	127.0	834.0
Manufacturing/wholesale net sales	339.9	297.4	31.4	328.8
Retail net sales	596.5	470.9	107.7	578.6

	1H 2002 U.S. GAAP results	1H 2003 U.S. GAAP results	Adjustment for constant exchange rates	1H 2003 adjusted results
	(Euro million)

Consolidated net sales	1,759.5	1,411.5	244.9	1,656.4
Manufacturing/wholesale net sales	664.7	573.0	56.6	629.6
Retail net sales	1,178.7	940.0	209.5	1,149.5

Safe Harbor Statement

        Certain statements in this press release may constitute forward looking statements which are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including risks that may not be subject to the Company's control. These risks and uncertainties include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, the Company's ability to successfully introduce and market new products, the Company's ability to effectively integrate recently acquired businesses, the Company's ability to successfully launch initiatives to increase sales and reduce costs, the availability of correction alternatives to prescription eyeglasses, as well as other political, economic and technological factors and other risks referred to in the Company's filings with the Securities and Exchange Commission. These forward-looking statements are made as of the date hereof.

(1)
Unless otherwise noted, all comparisons made in this announcement are between the three- and six-month period ended June 30, 2003, and the equivalent three- and six-month period ended June 30, 2002. The Company's results are discussed in this announcement in accordance with U.S. GAAP and are broken out for additional perspective into consolidated, manufacturing/wholesale, including Ray-Ban and retail components, which include Sunglass Hut International and LensCrafters. As there are intercompany items, it is important to note the full reconciliation detailed in the Segmental Information Table provided with this announcement. Additionally, Luxottica Group considers the financial results denominated in Euro (EUR), the Group's reporting currency, to be a more accurate gauge of its operating performance. The results denominated in U.S. Dollars were converted at the average exchange rate for the three-month period ended June 30, 2003, of EUR 1.00 = US$1.1372, compared with EUR 1.00 = US$0.9198 for the second quarter of 2002. For the six-month period, the results denominated in U.S. dollars were converted at the average exchange rate of EUR 1.00 = US$1.1049, compared with EUR 1.00 = US$0.8980 for the equivalent six-month period of 2002.

# # #

          FINANCIAL STATEMENTS
          SEPTEMBER 30, 2003
          FORM 6K

LUXOTTICA GROUP S.p.A.

INDEX TO FORM 6—K

		PAGE
Item 1	Financial Statements:
	–Consolidated Balance Sheets (U.S. GAAP) at December 31, 2002 (audited) and September 30, 2003 (unaudited)	48
	–Statements of Consolidated Income (U.S. GAAP) for the nine months ended September 30, 2002 and 2003 (unaudited)	49
	–Statement of Consolidated Shareholders' Equity (U.S. GAAP) for the period from January 1, 2003 to September 30, 2003 (unaudited)	50
	–Statements of Consolidated Cash Flows (U.S. GAAP) for the nine months ended September 30, 2002 and 2003 (unaudited)	51
	–Condensed Notes to Consolidated Financial Statements (unaudited)	52
Item 2	Management's discussion and analysis of financial condition and results of operations for the nine and the three months ended September 30, 2002 and 2003	55
Item 3	Press Release for September 30, 2003	70

CONSOLIDATED BALANCE SHEETS—US GAAP

DECEMBER 31, 2002 AND SEPTEMBER 30, 2003

	December 31, 2002	September 30, 2003 (Unaudited)	September 30, 2003 (Unaudited)
	(Thousand of Euro)		(Thousand of US dollars)(1)

ASSETS
CURRENT ASSETS
Cash	151,418	277,882	$323,732
Accounts receivable—net	370,234	377,964	440,328
Sales and income taxes receivable	10,956	15,508	18,066
Inventories	406,032	396,900	462,388
Prepaid expenses and other	53,385	60,386	70,350
Net deferred tax assets—current	148,088	158,042	184,119

Total current assets	1,140,113	1,286,681	1,498,984

PROPERTY, PLANT AND EQUIPMENT—net	506,545	513,655	598,408

OTHER ASSETS
Intangible assets—net	1,916,526	2,101,631	2,448,400
Investments	12,837	13,477	15,701
Other assets	10,311	35,741	41,638

Total other assets	1,939,674	2,150,849	2,505,739

TOTAL	3,586,332	3,951,185	$4,603,130

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Bank overdrafts	371,729	527,932	$615,041
Current portion of long-term debt	178,335	320,475	373,353
Accounts payable	202,897	163,175	190,099
Accrued expenses and other	217,883	242,368	282,359
Accrual for customers' right of return	9,130	8,104	9,441
Income taxes payable	18,748	13,395	15,605

Total current liabilities	998,722	1,275,448	1,485,897

LONG TERM LIABILITIES
Long term debt	855,654	976,969	1,138,169
Liability for termination indemnities	48,945	47,009	54,766
Net deferred tax liabilities—non current	121,805	115,096	134,087
Other	133,605	133,323	155,321

Total long term liabilities	1,160,010	1,272,397	1,482,342

MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	9,705	20,548	23,939

SHAREHOLDERS' EQUITY
Capital stock par value Euro 0.06—454,263,600 and 454,387,433 ordinary shares authorized and issued at December 31, 2002 and September 30, 2003, respectively; 452,351,900 and 447,952,647 shares outstanding at December 31, 2002 and September 30, 2003, respectively.	27,256	27,263	31,762
Additional paid-in capital	34,799	35,582	41,453
Retained earnings	1,447,374	1,559,701	1,817,052
Accumulated other comprehensive income (loss)	(66,987)	(169,768)	(197,780)

Total	1,442,442	1,452,778	1,692,487
Less—Treasury shares at cost; 1,911,700 and 6,434,786 shares at December 31, 2002 and September 30, 2003, respectively.	24,547	69,987	81,535

Shareholders' equity	1,417,895	1,382,791	1,610,952

TOTAL	3,586,332	3,951,185	$4,603,130

(1)
Translated at the Noon Buying Rate of Euro 1.00 = US$1.1650 on September 30, 2003 (see Note 6).

STATEMENTS OF CONSOLIDATED INCOME—US GAAP
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2003 (UNAUDITED)

	2002(3)	2002	2003(3)
	(Thousand of Euro)(1)		(Thousand of US dollars)(1)(2)

NET SALES	2,500,387	2,105,954	$2,453,436
COST OF SALES	724,819	652,857	760,578

GROSS PROFIT	1,775,567	1,453,097	1,692,858

OPERATING EXPENSES:
Selling and advertising	1,058,281	910,753	1,061,027
General and administrative	230,145	209,671	244,267

Total	1,288,425	1,120,424	1,305,294

INCOME FROM OPERATIONS	487,142	332,673	387,564

OTHER INCOME (EXPENSE):
Interest income	3,646	3,800	4,427
Interest expense	(53,676)	(35,058)	(40,843)
Other—net	(7,213)	1,160	1,351

Other income (expense) net	(57,243)	(30,099)	(35,065)

INCOME BEFORE PROVISION FOR INCOME TAXES	429,899	302,574	352,499
PROVISION FOR INCOME TAXES	128,970	90,838	105,826

INCOME BEFORE MINORITY INTERESTS IN INCOME OF CONSOLIDATED SUBSIDIARIES	300,929	211,736	246,673
MINORITY INTERESTS IN INCOME OF CONSOLIDATED SUBSIDIARIES	3,206	4,005	4,666

NET INCOME	297,724	207,731	$242,007

EARNINGS PER SHARE:
Basic	0.66	0.46	$0.54

Diluted	0.65	0.46	$0.54

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (thousands):
Basic	452,957.7	448,891.9
Diluted	455,377.2	450,258.8

(1)
Except for earnings per share which are stated in Euro and U.S. dollars.

(2)
Translated at the Noon Buying Rate of Euro 1.00 = US $1.1650 on September 30, 2003 (see Note 6).

(3)
Certain amounts presented in the prior year financial statements have been reclassified to conform with the current presentation. Among them was a reclassification of certain revenue items of the retail segment which were recorded in the prior year as a reduction in the related costs and are now reflected as gross revenues and gross costs. The effect of this reclassification is an increase in sales for the nine-month period ended September 30, 2002 of U.S. $34.1 million, and an offsetting increase in costs for the same amount.

STATEMENT OF CONSOLIDATED SHAREHOLDERS' EQUITY—US GAAP

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 (UNAUDITED)

			Additional Paid-in Capital			Accumulated Other Comprehensive Income (loss)		Consolidated Shareholders' Equity
	Common Stock			Retained Earnings	Comprehensive Income		Treasury Shares
	Shares	Amount
	(Thousand of Euro)

BALANCES, January 1, 2003	454,263,600	27,256	34,799	1,447,374		(66,987)	(24,547)	1,417,895
Exercise of stock options	123,833	7	783					790
Translation adjustment					(100,729)	(100,729)		(100,729)
Purchases of treasury shares							(45,440)	(45,440)
Other					(2,052)	(2,052)		(2,052)
Dividends declared				(95,404)				(95,404)
Net income				207,731	207,731			207,731

Compehensive income					104,950

BALANCES, September 30, 2003	454,387,433	27,263	35,582	1,559,701		(169,768)	(69,987)	1,382,791

Comprehensive income					$122,267

(Thousand of US dollars)(1)
BALANCES,
September 30, 2003	454,387,433	$31,762	$41,453	$1,817,052		$(197,780)	$(81,535)	$1,610,952

(Thousand of US dollars)(1)

(1)
Translated at the Noon Buying Rate of Euro 1.00 = US $1.1650 on September 30, 2003 (see Note 6).

STATEMENTS OF CONSOLIDATED CASH FLOWS—US GAAP

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2003 (UNAUDITED)

	2002	2003	2002
	(Thousand of Euro)		(Thousand of US dollars)(1)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income before minority interests	300,929	211,736	$246,673

Adjustments to reconcile net income to net
cash provided by/(used in) operating activities:
Depreciation and amortization	111,113	99,567	115,996
Benefit for deferred income taxes	(45,223)	(11,940)	(13,911)
Losses (Gains) on disposal of fixed assets—net	(1,404)	48	56
Termination indemnities matured during the period	3,893	6,166	7,184
Changes in assets and liabilities:
Accounts receivable	(33,072)	19,121	22,276
Prepaid expenses and other	38,902	(25,462)	(29,663)
Inventories	(22,648)	33,185	38,661
Accounts payable	(16,235)	(67,833)	(79,025)
Accrued expenses and other	(11,945)	(20,858)	(24,299)
Accrual for customers right of return	(2,670)	(159)	(185)
Income taxes payable	46,788	(4,482)	(5,221)

Total adjustments	67,499	27,355	31,869

Cash provided by operating activities	368,429	239,092	$278,542

CASH FLOWS FROM INVESTING ACTIVITIES:
Property, plant and equipment:
Additions	(123,848)	(50,550)	$(58,891)
Disposals	3,496	59	69
Acquisitions of business (net of cash acquired)	(19,649)	(338,898)	(394,816)
Decrease (Increase) in intangible assets	25,780	(35,769)	(41,671)

Cash used in investing activities	(114,223)	(425,156)	(495,305)

CASH FLOWS FROM FINANCING ACTIVITIES:
Long term debt:
Proceeds	405,114	619,859	722,136
Repayments	(741,066)	(316,168)	(368,336)
(Investment in)/use of restricted cash deposit	204,855	—	—
Sales of treasury shares and additional paid-in capital	18,574	—	—
Purchase of treasury shares	—	(45,440)	(52,938)
Exercise of stock options	9,137	790	920
Dividends paid	(77,211)	(95,405)	(111,147)

Net cash provided by (used in) financing activities	(180,598)	163,636	190,635

EFFECT OF TRANSLATION ADJUSTMENTS AND OTHER	7,495	(0)	0

INCREASE (DECREASE) IN CASH	81,105	(22,430)	(26,131)
CASH, BEGINNING OF THE PERIOD	(211,991)	(220,311)	(256,662)
EFFECT OF TRANSLATION ADJUSTMENTS ON CASH	(12,579)	(7,310)	(8,516)

CASH, END OF THE PERIOD	(143,466)	(250,050)	$(291,309)

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for interest	48,706	28,152	$32,797
Cash paid during the period for taxes	102,608	79,136	$92,193

(1)
Translated at the Noon Buying Rate of Euro 1.00=US$1.1650 on September 30, 2003 (see Note 6).

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  CONSOLIDATED FINANCIAL STATEMENTS

        The accompanying consolidated balance sheet as of September 30, 2003 and the related statements of consolidated income and cash flows for the nine months ended September 30, 2002 and 2003 and the statement of consolidated shareholders' equity for the nine months ended September 30, 2003 have been prepared by Luxottica Group S.p.A. (the "Company") in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The consolidated balance sheet at September 30, 2003, the statements of consolidated income and cash flows for the nine months ended September 30, 2002 and 2003, and the statement of consolidated shareholders' equity for the nine months ended September 30, 2002 and 2003 are derived from unaudited financial statements. In the opinion of Management, all adjustments (which include only normal recurring adjustments) necessary to fairly present the financial position, results of operations and cash flows as of and for the nine months ended September 30, 2002 and 2003 have been made.

        Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been omitted. The consolidated financial statements as of and for the nine month period ended September 30, 2003 should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2002. The results of operations for the nine months ended September 30, 2003 are not necessarily indicative of the operating results for the full year.

2.  ACQUISITION OF OPSM

        On June 16, 2003, our wholly-owned subsidiary, Luxottica South Pacific Pty Limited, commenced a cash offer to acquire all of the outstanding shares, performance rights and options of OPSM Group Ltd ("OPSM"), the largest eyewear retailer in Australia. On September 2, 2003, the cash offer was successfully completed and closed. At the close of the offer, Luxottica South Pacific Pty Limited acquired 82.57 percent of OPSM's ordinary shares, and more than 90 percent of OPSM's options and performance rights, which entitles the Company to require the cancellation of all the options and performance rights still outstanding. As a result of Luxottica South Pacific Pty Limited acquiring the majority of OPSM's shares on August 8, 2003, OPSM's financial position and results of operations are reported in our consolidated financial statements since August 1, 2003.

        The aggregate purchase price for the OPSM shares, performance rights and options was 435.5 million of Australian dollars ("A$") (Euro 247.7 million).

        Under U.S. GAAP the purchase price was allocated to the assets acquired and liabilities assumed based on their fair value at the date of the acquisition. The valuation of OPSM's acquired assets and assumed liabilities is preliminary, and as a result, the allocation of the purchase price is subject to modification. Management believes it will finalize the valuation study by June 2004. Preliminarily the purchase price has been allocated as follows (Million of Euro):

Assets purchased
(consisting primarily of inventory, fixed assets and receivables)	147.1
Liabilities assumed
(consisting primarily of accounts payable, accrued expenses, debt)	96.0
Net assets acquired	51.1
Intangibles
(consisting primarily of Tradenames and Goodwill)	196.6
Total Purchase Price	247.7

        Certain consolidated adjusted financial information for the nine month period ending September 30, 2002, giving effect to the OPSM acquisition as if it occurred on August 1, 2002, is disclosed in the section of this report entitled "Management's Discussion and Analysis of Financial Condition and Results of Operation for the nine months and three months ended September 30, 2002 and 2003".

3.  INVENTORIES

        Inventories consisted of the following (Thousand of Euro):

	December 31, 2002	September 30, 2003

Raw materials	64,581	60,325
Work in process	22,624	22,733
Finished goods	318,827	313,842

Total	406,032	396,900

4.  EARNINGS PER SHARE

        Earnings per share are computed by dividing net income by the number of weighted average shares outstanding during the period. Basic earnings per share are based on the weighted average number of shares of ordinary shares outstanding during the period. Diluted earnings per share are based on the weighted average number of ordinary shares and ordinary share equivalents (options) outstanding during the period.

5.  STOCK OPTION AND INCENTIVE PLANS

        Options to purchase an aggregate of 11,226,900 Ordinary Shares of the Company were outstanding at September 30, 2003. Outstanding options granted under the Company's Stock Option Plans (10,256,900 shares) become exercisable in three equal annual installments and expire on or before January 31, 2011. During the first nine months of 2003, 123,833 options were exercised. Options granted under the Company's Incentive Plans (970,000 shares) vest and become exercisable only if certain financial performance measures are met over a three year period ending December 2004. As the Company has elected to apply Accounting Principle Board Opinion No. 25, "Accounting for Stock Issued to Employees", no compensation expense was recognized for shares issued under the Stock Option Plans because each option's exercise price was equal to the fair market value of the underlying stock on each date of grant. Compensation expense will be recognized for the options issued under the Company's Incentive Plans based on the market value of the underlying Ordinary Shares when the number of shares to be issued is known.

6.  CONVERSION OF FINANCIAL STATEMENTS INTO U.S. DOLLARS

        The consolidated financial statements presented in Euro as of and for the nine months ended September 30, 2003, are also translated into U.S. Dollars, solely for the convenience of the readers of these financial statements, at the noon buying rate of Euro 1.00 = U.S. $1.1650, as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") at September 30, 2003. Such translations should not be construed as representations that Euro amounts could be converted into U.S. Dollars at that or any other rate.

7.  INCOME TAXES

        The Company's 2002 and 2003 effective tax rates are less than the statutory tax rate due to permanent differences between the Company's income for financial reporting and tax purposes which reflect the net loss carryforward caused by the prior funding of subsidiary losses through capital contributions that are deductible for income tax purposes under Italian law, and the reduction in certain investments in subsidiaries. Such subsidiary losses were primarily attributable to the amortization of certain intangible assets associated with the Company's acquisitions.

8.  NEW ACCOUNTING PRONOUNCEMENTS

        In June 2001 the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangibles Assets ("SFAS No. 142")". The pronouncement is effective for fiscal years beginning after December 15, 2001 and applies to all goodwill and other intangible assets recognized in financial statements after that date. As a result of this statement, goodwill and intangibles deemed to have an indefinite life will no longer be amortized in the same manner as under the previous standards. However, they will be reviewed periodically for impairment and thus there may be more volatility in reported income.

        The Company's goodwill was tested for impairment during the first half of 2002, as well as in early 2003 in connection with the announcement of the termination of the license agreement for the production and distribution of Giorgio Armani and Emporio Armani collections in November 2002, as required by the transitional provisions of SFAS No. 142. The result of this process was the determination that the carrying value of goodwill and other intangible assets included in the Company's Consolidated Balance Sheet did not exceed their fair market value, and as a result, the Company has not recorded an asset impairment charge under the provisions of SFAS No. 142.

        The Company has determined that the useful life of its trade names ranges from 20 to 25 years and, therefore, their value is amortized on a straight-line basis over their useful life. Amortization expense relating to intangible assets for the nine months ended September 30, 2003 was Euro 27.2 million, compared to Euro 27.4 million for the same period of 2002.

9.  RECLASSIFICATION OF 2002 INCOME STATEMENT

        Certain amounts presented in the prior year financial statements have been reclassified to conform with the current year presentation. The reclassifications include certain revenue items of the retail segment which were recorded in the prior years as a reduction in the related costs and are now reflected as gross revenues and gross costs. The effect of this reclassification was an increase in sales for the nine-month period ended September 30, 2002 of U.S. $ 34.1 million, and an offsetting increase in costs for the same amount.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE NINE MONTHS AND THREE MONTHS ENDED SEPTEMBER 30, 2002 AND 2003

        The following discussion should be read in conjunction with the disclosure contained in the Company's Annual Report on Form 20-F for the year ended December 31, 2002, which contains, among other things, a discussion of the Company's significant accounting policies and risks and uncertainties that could affect the Company's future operating results or financial condition.

OVERVIEW

        The Company operates in two industry segments: manufacturing and wholesale distribution, and retail distribution. Through its manufacturing and wholesale distribution operations, the Company is engaged in the design, manufacture, wholesale distribution and marketing of house brand and designer lines of mid- to premium- priced prescription frames and sunglasses. The Company operates in the retail segment through its Retail Division, consisting of LensCrafters, Inc. and other affiliated companies ("LensCrafters"), since April 2001, Sunglass Hut International, Inc. and its subsidiaries ("Sunglass Hut") and, since August 2003, OPSM Group Ltd. As of September 30, 2003, LensCrafters operated 879 stores located in the United States of America, Canada and Puerto Rico, Sunglass Hut operated 1,892 stores located in North America, Europe and Australia and OPSM operated 604 stores located in Australia, New Zealand, Hong Kong, Singapore and Malaysia.

        Our net sales consist of direct sales of finished products that we manufacture to opticians and other independent retailers through our wholesale distribution channel and sales directly to consumers through our Retail Division. Our average retail unit selling price is significantly higher than our average wholesale unit selling price, as our retail sales typically include lenses as well as frames.

        Demand for our products, particularly our higher-end designer lines, is largely dependent on the discretionary spending power of the consumers in the markets in which we operate. We have historically experienced sales volume fluctuations by quarter due to seasonality associated with the sale of sunglasses. With the acquisition of Sunglass Hut in April 2001, we believe that this seasonality effect has increased. As a result, net sales are typically higher in the second quarter and lower in the fourth quarter.

        As a result of the acquisition of LensCrafters in May 1995 and the Company's subsequent expansion of its business activities in the United States through the acquisition of the Ray-Ban sunglass business in 1999 and Sunglass Hut in 2001, the Company's results of operations, which are reported in Euro, have been rendered more susceptible to currency fluctuations between the Euro and the U.S. Dollar. The U.S. Dollar/Euro exchange rate has fluctuated from an average exchange rate in the nine months ended September 30, 2002 of Euro 1.00 = U.S. $0.9277 to Euro 1.00 = U.S. $1.1117 in the nine months ended September 30, 2003. Additionally, with the acquisition of OPSM, the Company's results of operations have also been rendered susceptible to currency fluctuation between the Euro and the Australian Dollar. Although the Company engages in certain foreign currency hedging activities to mitigate the impact of these fluctuations, they have impacted the Company's reported revenues and expenses during the periods discussed herein. Fluctuations in currency exchange rates could significantly impact the Company's reported financial results in the future.

        On June 26, 1999, the Company acquired the Ray-Ban business for a purchase price of approximately U.S. $655 million (Euro 635 million based on the exchange rate in effect at such time), subject to post-closing adjustments. The acquisition was accounted for under the purchase method. As such, the results of the Ray-Ban business have been accounted for in our consolidated results since the date of acquisition. Since the acquisition, the Company has closed Ray-Ban's frame manufacturing facilities outside Italy and integrated these operations into its own. This integration was substantially completed by the second quarter of 2000. In January 2002, the Company settled a purchase price dispute with Bausch & Lomb Incorporated, along with certain other litigation between us. The settlement resulted in a reduction in the purchase price of approximately U.S. $42 million and, accordingly, goodwill and a liability to Bausch & Lomb previously recorded were reduced at December 31, 2001. A receivable was recorded at December 31, 2001 for the final settlement amount. The Company received a payment of U.S. $23 million in January 2002 as the final settlement payment.

        In September 2003, through the completion of a tender and subsequent merger, Luxottica South Pacific Pty Limited acquired 82.57 percent of OPSM's ordinary shares, and more than 90 percent of OPSM's options and performance rights, which entitles the Company to require the cancellation of all the options and performance rights still outstanding. The aggregate purchase price for the OPSM shares, performance rights and options was A$ 435.5 million (Euro 247.7 million).

        The acquisition was accounted for under the purchase method and the financial condition and results of operations of OPSM have been included in the Company's consolidated results since August 1, 2003.

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2003

        The following table sets forth for the periods indicated the amount and percentage of net sales represented by certain items included in the Company's statements of consolidated income.

	Nine months ended September 30,

	2002 (Thousand of Euro)%		2003 (Thousand of Euro)%

Net sales	2,500,387	100.0	2,105,954	100.0
Cost of sales	724,819	29.0	652,857	31.0

Gross profit	1,775,567	71.0	1,453,097	69.0
Selling, general and administrative expense	1,288,425	51.5	1,120,424	53.2

Income from operations	487,142	19.5	332,673	15.8
Other expense (income)—net	57,243	2.3	30,099	1.4
Provision for income taxes	128,970	5.2	90,838	4.3
Minority interests	3,206	0.1	4,005	0.2

Net income	297,724	11.9	207,731	9.9

Non-GAAP Financial Measures

        The Company uses certain measures of financial performance that exclude the impact of fluctuations in currency exchange rates in the translation of operating results into Euro. The Company believes that these adjusted financial measures provide useful information to both management and investors by allowing a comparison of operating performance on a consistent basis. In addition, since the Company has historically reported such adjusted financial measures to the investment community, the Company believes that their inclusion provides consistency in its financial reporting. Further, these adjusted financial measures are one of the primary indicators management uses for planning and forecasting in future periods. Operating measures that assume constant exchange rates between the first nine months of 2003 and the first nine months of 2002 are calculated using for each currency the average exchange rate for the nine-month period ended September 30, 2002.

        Operating measures that exclude the impact of fluctuation in currency exchange rates are not measures of performance under accounting principles generally accepted in the United States (U.S. GAAP). These non-GAAP measures are not meant to be considered in isolation or as a substitute for results prepared in accordance with U.S. GAAP. In addition, the Company's method of calculating operating performance excluding the impact of changes in exchange rates may differ from methods used by other companies. See the table below for a reconciliation of the operating measures excluding the impact of fluctuations in currency exchange rates to their most directly comparable U.S. GAAP financial measures. The adjusted financial measures should be used as a supplement to U.S. GAAP results to assist the reader in better understanding the operational performance of the Company.

	9M 2002 U.S. GAAP results	9M 2003 U.S. GAAP results	Adjustment for constant exchange rates	9M 2003 adjusted results

	(in millions of Euro)

Consolidated net sales	2,500.4	2,106.0	316.3	2,422.3
Manufacturing/Wholesale net sales	889.2	773.9	66.3	840.2
Less: intercompany sales	-123.9	-138.4	-24.3	-162.7
Wholesale sales to third parties	765.3	635.5	42.0	677.5
Retail net sales	1,735.1	1470.5	274.3	1,744.8

        The results of operations for the nine month period ended September 30, 2003 include the results of operation of OPSM as of August 1, 2003. Because of this significant change, the Company has included the following table of consolidated adjusted sales and operating income for the nine month period ended September 30, 2002. The Company believes that the adjusted amounts may be of assistance in comparing the Company's operating performance between the 2002 and 2003 periods. However, adjusted financial information should not be viewed as a substitute for measures of performance calculated in accordance with generally accepted accounting principles. The consolidated adjusted amounts reflect the following adjustments:

1.
the consolidated results of OPSM for the two month period ended September 30, 2002, prior to the acquisition are included in the adjusted amounts; and

2.
the elimination of wholesale sales to OPSM from Luxottica Group entities for the two month period ended September 30, 2002.

        This information is being provided for comparison purposes only and does not purport to be indicative of the actual results that would have been achieved had the OPSM acquisition been completed as of August 1, 2002.

        The following table reflects the Company's consolidated net sales and income from operations for the nine month period ended September 30, 2002 as reported and as adjusted:

	9M 2002 U.S. GAAP results	Adjustment for OPSM	9M 2002 adjusted results
	(in millions of Euro)

Consolidated net sales	2,500.4	37.9	2,538.3
Consolidated income from operations	487.1	0.3	487.4

        Net Sales—Net sales decreased 15.8 percent to Euro 2,106.0 million during the first nine months of 2003, as compared to Euro 2,500.4 million for the same period of 2002. This net decrease was mostly due to the weakening of the U.S. dollar against the Euro. At constant exchange rates between the periods, net sales would have decreased by 3.1 percent during the first nine months of 2003, compared to the same period of 2002, mainly due to the reduction of sales attributable to the Armani product lines.

        During the first nine months of 2003, net sales in the retail segment accounted for approximately 69.8 percent of total net sales, as compared to approximately 69.4 percent of total net sales in the same period of 2002.

        On a consolidated adjusted basis, as reflected in the above table, net sales of the Company would have decreased by 17.0 percent in the first nine months of 2003, compared to the same period of 2002, as adjusted. This decrease was mostly due to the weakening of the U.S. dollar against the Euro. At constant exchange rates between the periods, net sales would have decreased by 4.6 percent compared to the same period of 2002, as adjusted.

        Net sales in the retail segment, through LensCrafters, Sunglass Hut and OPSM, decreased 15.3 percent to Euro 1,470.5 million for the first nine months of 2003 from Euro 1,735.1 million for the same period of 2002. This decrease was primarily due to the weakening of the U.S. dollar against the Euro. Using constant exchange rates between the periods, net retail sales would have increased by 0.6 percent as compared to the same period of 2002 as a result of the inclusion of OPSM sales for the last two months of the 2003 period. Comparable store sales in constant U.S. dollar for the first nine months of 2003, excluding OPSM, decreased 2.3 percent as compared to the same period of 2002.

        Net sales to third parties in the manufacturing and wholesale segment decreased 17.0 percent to Euro 635.5 million for the first nine months of 2003 as compared to Euro 765.3 million in the same period of 2002. Assuming constant exchange rates, wholesale sales to third parties for the first nine months of 2003 would have decreased by 11.5 percent as compared to the same period of 2002. This decline was primarly attributable to the reduction by over 70% of Armani sales during the period following the termination of our license agreement with Armani.

        On a geographic basis, the United States and Canada operations had net sales of Euro 1,469.3 million in the first nine months of 2003, comprising 69.8 percent of total net sales, a decrease of Euro 366.6 million from the same period of 2002. This decrease was substantially due to the weakening of the U.S. dollar against the Euro (in U.S. dollars, the United States and Canada operations had a decrease of U.S. dollars 69.7 million as compared to the same period of 2002). Net sales for the rest of the world accounted for the remaining Euro 636.7 million of net sales during the first nine months of 2003, which represented a 4.2 percent decrease as compared to the same period of 2002. This decrease was largely due to the reduction of Armani sales following the termination of our license agreement with Armani, offset by the inclusion of OPSM's sales for the two month period following the acquisition in 2003.

        Cost of Sales—Cost of sales decreased 9.9 percent to Euro 652.9 million in the first nine months of 2003, from Euro 724.8 million in the same period of 2002, and increased as a percentage of net sales to 31.0 percent from 29.0 percent, respectively. Manufacturing labor costs decreased 8.1 percent to Euro 182.8 million in the first nine months of 2003, from Euro 198.9 million in the same period of 2002. As a percentage of net sales, cost of labor increased to 8.7 percent in the first nine months of 2003 from 8.0 percent in the same period of 2002. Increases in cost of sales, including manufacturing labor costs, as a percentage of net sales, was mainly attributable to lower net sales in the current period, resulting primarily from the weakening of the U.S. dollar against the Euro. For the first nine months of 2003, the average number of frames produced daily in Luxottica's facilities (including Tristar and the newly acquired IC Optics) was approximately 133,000 versus 134,000 for the same period of 2002.

        Gross Profit—For the reasons outlined above, gross profit decreased 18.2 percent to Euro 1,453.1 million in the first nine months of 2003, from Euro 1,775.6 million in the same period of 2002. As a percentage of net sales, gross profit decreased to 69.0 percent in the first nine months of 2003 from 71.0 percent in the same period of 2002.

        Operating Expenses—Total operating expenses decreased 13.0 percent to Euro 1,120.4 million in the first nine months of 2003, from Euro 1,288.4 million in the same period of 2002. As a percentage of net sales, operating expenses increased to 53.2 percent in the first nine months of 2003 from 51.5 percent in the same period of 2002.

        Selling, royalty and advertising expenses decreased 13.9 percent to Euro 910.8 million during the first nine months of 2003, from Euro 1,058.3 million in the same period of 2002. As a percentage of net sales, these expenses increased to 43.2 percent in the first nine months of 2003 from 42.3 percent in the same period of 2002. While the reduction in Euro is largely due to the weakening of the U.S. dollar against the Euro, the increase as a percentage of net sales is mainly due to the greater percentage of fixed costs to total costs in our retail segment, due to the reduction in sales.

        General and administrative expenses, including intangible asset amortization, decreased 8.9 percent to Euro 209.7 million in the first nine months of 2003 from Euro 230.1 million in the same period of 2002. As a percentage of net sales, general and administrative expenses increased to 10.0 percent in the first nine months of 2003 from 9.2 percent in the same period of 2002. While the reduction in Euro is primarily due to the weakening of the U.S. dollar against the Euro, the increase as a percentage of net sales is mainly due to the greater percentage of fixed costs to total costs in the manufacturing and wholesale distribution segment, due to the reduction in sales.

        Income from Operations—Income from operations for the first nine months of 2003 decreased 31.7 percent to Euro 332.7 million, from Euro 487.1 million in the same period of 2002. As a percentage of net sales, income from operations decreased to 15.8 percent in the first nine months of 2003 from 19.5 percent in the same period of 2002.

        On a consolidated adjusted basis, the decrease in income from operations in the first nine months of 2003 would have been 31.8 percent, compared to the same period of 2002, as adjusted. Income from operations, as adjusted, represented 19.2 percent of consolidated adjusted net sales for the first nine months of 2002.

        Operating margin in the manufacturing and wholesale distribution segment decreased to 19.8 percent in the first nine months of 2003, from 26.5 percent in the same period of 2002.

        Operating margin in the retail segment decreased to 14.3 percent in the first nine months of 2003 from 15.7 percent in the same period of 2002.

        Interest and Other Expenses—Net interest and other expense was Euro 30.1 million in the first nine months of 2003 compared to Euro 57.2 million in the same period of 2002. This decrease was attributable to lower interest expense in the current period due to the reduction of debt balances and interest rates and, in addition, it is attributable also to net realized and unrealized foreign exchange transaction and remeasurement gains of Euro 1.2 million recognized in the first nine months of 2003, as compared to losses of Euro 7.2 million on similar items in the same period of 2002.

        Net Income—Income before taxes decreased 29.6 percent to Euro 302.6 million in the first nine months of 2003, from Euro 429.9 million in the same period of 2002. As a percentage of net sales, income before taxes decreased to 14.4 percent in the first nine months of 2003, from 17.2 percent in the same period of 2002. Minority interest of Euro (4.0) million in the first nine months of 2003 increased from Euro (3.2) million in the same period of 2002. The Company's effective tax rate was 30.0 percent in each of the first nine months of 2003 and 2002. Net income decreased 30.2 percent to Euro 207.7 million in the first nine months of 2003 from Euro 297.7 million in the same period of 2002. Net income as a percentage of net sales decreased to 9.9 percent in the first nine months of 2003 from 11.9 percent in the same period of 2002.

        Basic and diluted earnings per share for the first nine months of 2003 was Euro 0.46 decreasing from Euro 0.66 (basic) and 0.65 (diluted) for the same period of 2002.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2002 AND 2003

        The following table sets forth for the periods indicated the amount and percentage of net sales represented by certain items included in the Company's statements of consolidated income.

	Three months ended September 30,

	2002 (Thousand of Euro)%		2003 (Thousand of Euro)%

Net sales	740,897	100.0	694,452	100.0
Cost of sales	215,334	29.1	219,757	31.6

Gross profit	525,563	70.9	474,695	68.4
Selling, general and administrative expense	383,187	51.7	365,266	52.6

Income from operations	142,376	19.2	109,429	15.8
Other expense (income)—net	19,311	2.6	2,134	0.3
Provision for income taxes	36,919	5.0	32,147	4.6
Minority interests	775	0.1	699	0.1

Net income	85,370	11.5	74,449	10.7

Non-GAAP Financial Measures

        The Company uses certain measures of financial performance that exclude the impact of fluctuations in currency exchange rates in the translation of operating results into Euro. The Company believes that these adjusted financial measures provide useful information to both management and investors by allowing a comparison of operating performance on a consistent basis. In addition, since the Company has historically reported such adjusted financial measures to the investment community, the Company believes that their inclusion provides consistency in its financial reporting. Further, these adjusted financial measures are one of the primary indicators management uses for planning and forecasting in future periods. Operating measures that assume constant exchange rates between the third quarter of 2003 and the third quarter of 2002 are calculated using for each currency the average exchange rate for the three-month period ended September 30, 2002.

        Operating measures that exclude the impact of fluctuation in currency exchange rates are not measures of performance under U.S. GAAP. These non-GAAP measures are not meant to be considered in isolation or as a substitute for results prepared in accordance with U.S. GAAP. In addition, the Company's method of calculating operating performance excluding the impact of changes in exchange rates may differ from methods used by other companies. See the table below for a reconciliation of the operating measures excluding the impact of fluctuations in currency exchange rates to their most directly comparable U.S. GAAP financial measures. The adjusted financial measures should be used as a supplement to U.S. GAAP results to assist the reader in better understanding the operational performance of the Company.

	3Q 2002 U.S. GAAP results	3Q 2003 U.S. GAAP results	Adjustment for constant exchange rates	3Q 2003 adjusted results
	(in millions of Euro)

Consolidated net sales	740.9	694.5	71.4	765.9
Manufacturing/Wholesale net sales	224.5	200.9	9.7	210.6
Less: intercompany sales	-39.9	-36.9	-3.1	-40.0
Wholesale sales to third parties	184.6	164.0	6.6	170.6
Retail net sales	556.3	530.4	64.9	595.3

        The results of operations for the three month period ended September 30, 2003 include the results of operation of OPSM as of August 1, 2003.

        Because of this significant change, the Company has included the following table of consolidated adjusted sales and operating income for the three month period ended September 30, 2002.

        The Company believes that the adjusted amounts may be of assistance in comparing the Company's operating performance between the 2002 and 2003 periods. However, adjusted financial information should not be viewed as a substitute for measures of performance calculated in accordance with generally accepted accounting principles. The consolidated adjusted amounts reflect the following adjustments:

  1.
  the consolidated results of OPSM for the two month period ended September 30, 2002, prior to the acquisition are included in the adjusted amounts; and

  2.
  the elimination of wholesale sales to OPSM from Luxottica Group entities for the two month period ended September 30, 2002.

        This information is being provided for comparison purposes only and does not purport to be indicative of the actual results that would have been achieved had the OPSM acquisition been completed as of August 1, 2002.

        The following table reflects the Company's consolidated net sales and income from operations for the three month period ended September 30, 2002 as reported and as adjusted:

	3Q 2002 U.S. GAAP results	Adjustment for OPSM	3Q 2002 adjusted results
	(in millions of Euro)

Consolidated net sales	740.9	37.9	778.8
Consolidated income from operations	142.4	0.3	142.7

        Net Sales—Net sales decreased 6.3 percent to Euro 694.5 million during the third quarter of 2003, as compared to Euro 740.9 million for the same period of 2002. This net decrease was primarily attributable to the weakening of the U.S. dollar against the Euro offset by additional sales related to the acquisition of OPSM. At constant exchange rates between the periods, net sales would have increased by 3.4 percent during the third quarter of 2003, compared to the same period of 2002.

        During the third quarter of 2003, net sales in the retail segment, including sales of OPSM for the two month period since it was acquired, accounted for approximately 76.4 percent of total net sales, as compared to approximately 75.1 percent of total net sales in the same period of 2002.

        On a consolidated adjusted basis, as reflected in the above table, net sales of the Company would have decreased by 10.8 percent in the third quarter of 2003, compared to the same period of 2002, as adjusted. This decrease was mostly due to the weakening of the U.S. dollar against the Euro. At constant exchange rates between the periods, net sales would have decreased by 1.7 percent compared to the same period of 2002, as adjusted.

        Net sales in the retail segment, through LensCrafters, Sunglass Hut and OPSM, decreased 4.7 percent to Euro 530.4 million for the third quarter of 2003 from Euro 556.3 million for the same period of 2002. This decrease was primarily due to the weakening of the U.S. dollar against the Euro. Using constant exchange rates between the periods, net retail sales would have increased by 7.0 percent as compared to the same period of 2002 as a result of the inclusion of OPSM sales for the last two months of the 2003 period. Comparable store sales in constant U.S. dollars for the third quarter of 2003, excluding OPSM, were flat as compared to the third quarter of 2002.

        Net sales to third parties in the manufacturing and wholesale segment decreased 11.1 percent to Euro 164.0 million for the third quarter of 2003 as compared to Euro 184.6 million in the same period of 2002. Assuming constant exchange rates, wholesale sales to third parties for the third quarter of 2003 would have decreased by 7.6 percent as compared to the same period of 2002. This decline was primarily attributable to the complete elimination of Armani sales during the period following the termination of our license agreement with Armani.

        On a geographic basis, the United States and Canada operations had net sales of Euro 497.5 million in the third quarter of 2003, comprising 71.6 percent of total net sales, a decrease of Euro 77.2 million from the same period of 2002. This decrease was substantially due to the weakening of the U.S. dollar against the Euro (in U.S. dollars, the United States and Canada operations had a decrease of U.S. dollars 5.8 million as compared to the same period of 2002). Net sales for the rest of the world accounted for the remaining Euro 197.0 million of net sales during the third quarter of 2003, which represented an 18.6 percent increase as compared to the same period of 2002. This increase was entirely due to the inclusion of OPSM sales as of August 1, 2003, partially offset by the elimination of Armani sales following the termination of our license agreement with Armani.

        Cost of Sales—Cost of sales increased 2.1 percent to Euro 219.8 million in the third quarter of 2003, from Euro 215.3 million in the same period of 2002, and increased as a percentage of net sales to 31.6 percent from 29.1 percent, respectively. Manufacturing labor costs decreased 5.4 percent to Euro 57.2 million in the third quarter of 2003, from Euro 60.5 million in the same period of 2002. As a percentage of net sales, cost of labor remained flat at 8.2 percent in the third quarter of 2003 compared to the same period of 2002. The increase in cost of sales as a percentage of net sales was mainly attributable to lower net sales in the current period, resulting primarily from the weakening of the U.S. $ against Euro and the extraordinary high level of merchandise returns from wholesale customers of Armani frames following the termination of our license agreement with Armani. For the third quarter of 2003, the average number of frames produced daily in Luxottica's facilities (including Tristar and the newly acquired IC Optics) was approximately 133,000 versus 142,000 for the same period of 2002.

        Gross Profit—For the reasons outlined above, gross profit decreased 9.7 percent to Euro 474.7 million in the third quarter of 2003, from Euro 525.6 million in the same period of 2002. As a percentage of net sales, gross profit decreased to 68.4 percent in the third quarter of 2003 from 70.9 percent in the same period of 2002.

        Operating Expenses—Total operating expenses decreased 4.7 percent to Euro 365.3 million in the third quarter of 2003, from Euro 383.2 million in the same period of 2002. As a percentage of net sales, operating expenses increased to 52.6 percent in the third quarter of 2003 from 51.7 percent in the same period of 2002.

        Selling, royalty and advertising expenses decreased 6.2 percent to Euro 294.1 million during the third quarter of 2003, from Euro 313.5 million in the same period of 2002. As a percentage of net sales, these expenses increased to 42.4 percent in the third quarter of 2003 from 42.3 percent in the same period of 2002. This reduction in Euro is largely due to the weakening of the U.S. $ against the Euro.

        General and administrative expenses, including intangible asset amortization, increased 2.1 percent to Euro 71.2 million in the third quarter of 2003 from Euro 69.7 million in the same period of 2002. As a percentage of net sales, general and administrative expenses increased to 10.2 percent in the third quarter of 2003 from 9.4 percent in the same period of 2002. This increase as a percentage of net sales is mainly due to the greater percentage of fixed costs to total costs in the manufacturing and distribution wholesale segment, due to the reduction in sales.

        Income from Operations—Income from operations for the third quarter of 2003 decreased 23.1 percent to Euro 109.4 million from Euro 142.4 million in the same period of 2002. As a percentage of net sales, income from operations decreased to 15.8 percent in the third quarter of 2003 from 19.2 percent in the same period of 2002.

        On a consolidated adjusted basis, the decrease in income from operations in the third quarter of 2003 would have been 23.3 percent, compared to the same period of 2002, as adjusted. Income from operations, as adjusted, represented 18.3 percent of consolidated adjusted net sales for the third quarter of 2002.

        Operating margin in the manufacturing and wholesale distribution segment decreased to 13.7 percent in the third quarter of 2003, from 23.2 percent in the same period of 2002, because of the extraordinary high level of non-resaleable merchandise returns related to the termination of the Armani license agreement.

        Operating margin in the retail segment decreased to 16.6 percent in the third quarter of 2003 from 17.2 percent in the same period of 2002, mainly because of the additional effect of the OPSM consolidation which currently has a lower operating margin.

        Interest and Other Expenses—Net interest and other expense was Euro 2.1 million in the third quarter of 2003 compared to Euro 19.3 million in the same period of 2002. This decrease was attributable primarily to lower interest expense in the current period due to the reduction of interest rates as well as net realized and unrealized foreign exchange transaction and remeasurement gains, of Euro 8.7 million recognized in the third quarter of 2003, as compared to losses of Euro 6.4 million on similar items in the same period of 2002.

        Net Income—Income before taxes decreased 12.8 percent to Euro 107.3 million in the third quarter of 2003, from Euro 123.1 million in the same period of 2002. As a percentage of net sales, income before taxes decreased to 15.5 percent in the third quarter of 2003 from 16.6 percent in the same period of 2002. Minority interest decreased to Euro (0.7) million in the third quarter of 2003 from Euro (0.8) million in the same period of 2002. The Company's effective tax rate in the third quarter of 2003 and in the same period of 2002 was 30.0 percent. Net income decreased 12.8 percent to Euro 74.4 million in the third quarter of 2003 from Euro 85.4 million in the same period of 2002. Net income as a percentage of net sales decreased to 10.7 percent in the third quarter of 2003 from 11.5 percent in the same period of 2002.

        Basic and diluted earnings per share for the third quarter of 2003 was Euro 0.17 decreasing from Euro 0.19 for the same period of 2002.

LIQUIDITY AND CAPITAL RESOURCES

        As of September 30, 2003, the Company's consolidated net financial position (defined as financial debt less cash balances) was Euro (1,547.5) million as compared to Euro (1,254.3) million as of December 31, 2002. This increase in net debt is attributable mainly to the acquisition of OPSM Group Ltd and, to a lesser extent, the purchase of treasury shares and in connection with the acquisition of the Versace and Prada licences, partially offset by the cash generated by operating activities during the first nine months of 2003.

        Set forth below is certain information regarding our net financial position as of December 31, 2002 and September 30, 2003:

	Dec. 31, 2002 (millions of Euro)	Sept. 30, 2003 (millions of Euro)

Cash	151.4	277.9
Bank overdrafts	(371.7)	(527.9)
Current portion of long-term debt	(178.3)	(320.5)
Long-term debt	(855.7)	(977.0)

Net Financial Position	(1,254.3)	(1,547.5)

        "Net financial position" is not a financial measure in accordance with U.S. GAAP and is presented for informational purposes only. We believe that this measure is useful to investors as a measure of credit availability, leverage capacity and liquidity. The term "net financial position" is not, and should not be considered as, a substitute for our total long-term debt, total liabilities or any other financial measures presented in accordance with U.S. GAAP. Net financial position may differ from similarly titled financial measures used by other companies.

        The Company has relied primarily upon internally generated funds, trade credit and bank borrowings to finance its operations and expansion.

        In June 1999, the Company received the proceeds of a Euro 350 million eurobond offering by a wholly-owned subsidiary of the Company, which was used to repay indebtedness under a prior credit agreement. Luxottica Group S.p.A. had guaranteed the subsidiary's obligations under the eurobonds, which were repaid in full in June 2002. To refinance the eurobonds, in June 2002 Luxottica U.S. Holdings Corp. ("U.S. Holdings"), a U.S. subsidiary, entered into a U.S. $350 million credit facility with a group of four Italian banks led by UniCredito Italiano S.p.A. The new credit facility is guaranteed by Luxottica Group S.p.A. and matures in June 2005. The term loan portion of the credit facility provided U.S. $200 million of borrowing and requires equal quarterly principal installments beginning in March 2003. The revolving loan portion of the credit facility allows for maximum borrowings of U.S. $150 million. Interest accrues under the credit facility at LIBOR (as defined in the agreement) plus 0.5 percent (1.620 percent on September 30, 2003) and the credit facility allows U.S. Holdings to select interest periods of one, two, or three months. The credit facility contains certain financial and operating covenants. Under this credit facility, U.S.$ 165 million was outstanding as of September 30, 2003.

        In July 2002, U.S. Holdings entered into a Convertible Swap Step-Up (the "2002 Swap"), under which the beginning and maximum notional amount is U.S. $275 million, which will decrease by U.S. $20 million quarterly starting with the quarter beginning March 17, 2003. The 2002 Swap was entered into to convert the floating rate credit agreement referred to in the preceding paragraph to a mixed position rate agreement, by allowing U.S. Holdings to pay a fixed rate of interest if LIBOR remains under certain defined thresholds and to receive an interest payment of the three month LIBOR rate as defined in the agreement. These amounts are settled net every three months until the final expiration of the 2002 Swap on June 17, 2005. This derivative does not qualify for hedge accounting under Statement of Financial Accounting Standards No. 133, and as such is marked to market with the gains or losses from the change in value reflected in current operations.

        In June 1999, the Company acquired the Ray-Ban business from Bausch & Lomb Incorporated for a purchase price of U.S. $655 million (Euro 635 million), subject to post-closing adjustments. The purchase price was paid with the proceeds of a U.S. $650 million (Euro 630 million) credit facility with UniCredito Italiano S.p.A. In June 2000, the Company refinanced this short-term credit facility with a new credit facility with several financial institutions under which the total maximum borrowings is Euro 500 million. All amounts outstanding under this credit facility were repaid, and the credit facility was terminated in June 2003.

        In December 2000, the Company entered into a credit facility providing for maximum borrowing of Euro 256 million from San Paolo IMI S.p.A. Bank. This credit facility matured in June 2002, and the amount outstanding at that time was repaid in full.

        In March 2001, the Company entered into a credit facility with Banca Intesa S.p.A. to finance the acquisition of Sunglass Hut. The credit facility was unsecured and scheduled to expire in September 2002. In September 2002, the Company agreed with Banca Intesa S.p.A. to extend the credit facility until December 2002, on the same terms and conditions. On December 27, 2002 the amount outstanding at that time of Euro 500 million was repaid in full.

        In December 2002, the Company entered into a new unsecured credit facility with Banca Intesa S.p.A. The new unsecured credit facility provides borrowing availability of up to Euro 650 million. The facility includes a Euro 500 million term loan, which will require a balloon payment of Euro 200 million in June 2004 and equal quarterly installments of principal repayments of Euro 50 million subsequent to that date. Interest accrues on the term loan at Euribor (as defined in the agreement) plus 0.45 percent (2.505 percent on September 30, 2003). The revolving loan provides borrowing availability of up to Euro 150 million; amounts borrowed under the revolver portion can be borrowed and repaid until final maturity. Interest accrues on the revolving loan at Euribor (as defined in the agreement) plus 0.45 percent (2.590 percent on September 30, 2003). The final maturity of the credit facility is December 31, 2005. The Company can select interest periods of one, two, three or six months. The credit facility contains certain financial and operating covenants. Under this credit facility, Euro 650 million was outstanding as of September 30, 2003.

        In December 2002, the Company entered into two interest rate swap transactions ("Intesa Swaps") beginning with an aggregate maximum notional amount of Euro 250 million which will decrease Euro 100 million on June 27, 2004 and Euro 25 million in each subsequent 3-month period. These Intesa Swaps will expire on December 27, 2005. The Intesa Swaps were entered into as a cash flow hedge on a portion of the Banca Intesa Euro 650 million unsecured credit facility discussed above. The Intesa Swaps exchange the floating rate of Euribor to a fixed rate of 2.985 percent per annum.

        On September 3, 2003, U.S. Holdings closed a private placement of U.S. $300 million of senior unsecured guaranteed notes (the "Notes"), issued in three series (Series A, Series B and Series C). Interest on the Series A Notes accrues at 3.94 percent per annum and interest on Series B and Series C Notes accrues at 4.45 percent per annum. The Series A and Series B Notes mature on September 3, 2008 and the Series C Notes mature on September 3, 2010. The Series A and Series C Notes require annual prepayments beginning on September 3, 2006 through the applicable Notes date of maturity. The Notes are guaranteed on a senior unsecured basis by the Company and Luxottica S.r.l. The Notes can be prepaid at U.S. Holdings option under certain circumstances. The proceeds from the Notes were used for the repayment of outstanding debt and for other working capital needs.

        In connection with the issuance of the Notes, U.S. Holdings entered into three interest rate swap agreements with Deutsche Bank AG (the "DB Swap"). The three separate agreements, notional amounts, and interest payment dates coincide with the Notes. The DB Swap exchanges the fixed rate of the Notes to a floating rate of the six month LIBOR rate plus 0.6575 percent for the Series A Notes and the six month LIBOR rate plus 0.73 percent for the Series B and Series C Notes.

        On September 2003, the Company acquired 82.57 percent of the ordinary shares of OPSM and more than 90 percent of performance rights and options of OPSM for an aggregate of A$ 435.5 million (Euro 247.7 million). The purchase price was paid for with the proceeds of a new credit facility with Banca Intesa S.p.A. of Euro 200 million, in addition to other short term lines available. The new credit facility includes a Euro 150 million term loan, which will require equal semiannual installments of principal repayments of Euro 30 million starting September 30, 2006 until the final maturity date. Interest accrues on the term loan at Euribor (as defined in the agreement) plus 0.55 percent (2.682 percent on September 30, 2003). The revolving loan provides borrowing availability of up to Euro 50 million; amounts borrowed under the revolver portion can be borrowed and repaid until final maturity. Interest accrues on the revolving loan at Euribor (as defined in the agreement) plus 0.55 percent (2.682 percent on September 30, 2003). The final maturity of the credit facility is September 30, 2008. The Company can select interest periods of one, two or three months. The credit facility contains certain financial and operating covenants. Under this credit facility, Euro 200 million was outstanding as of September 30, 2003.

        Capital expenditures for the first nine months of 2003 were Euro 50.6 million. It is the Company's expectation that 2003 annual capital expenditures will be less than Euro 100 million.

RECENT DEVELOPMENTS AND OTHER EVENTS

        On July 23, 2003, the Company announced the signing of a 10-year worldwide license agreement for the production and distribution of Prada and Miu Miu sunglasses and prescription frames. The new collections were presented and launched in September 2003. The deal was finalized through the Company's purchase of Prada fully-owned companies—that produce and distribute eyewear—for an amount of Euro 26.5 million.

        On September 25, 2002, the Company announced that U.S. Holdings had authorized the purchase of up to 11,500,000 of the Company's ADRs (one ADR represents one Ordinary Share), representing 2.5 percent of the authorized and issued capital of the Company, over the 18 month period commencing on that date. On March 20, 2003, the Company announced that U.S. Holdings had resolved to purchase up to an additional 10,000,000 of the Company's ADRs, representing 2.2 percent of the authorized and issued share capital of the Company, over the 18 month period commencing on that date. The actual amount and timing of ADR purchases will depend on market conditions and other factors. Through September 30, 2003, U.S. Holdings had repurchased 6,434,786 ADRs at an aggregate purchase price of approximately Euro 70.0 million.

        On August 29, 2003, the Securities Appellate Tribunal (SAT) in India upheld the decision to require a subsidiary of the Company to make a public offering to acquire up to an additional 20 percent of the outstanding shares of RayBan Sun Optics India Ltd. On October 30, 2003, the Company announced that it intended to comply with the SAT's decision and that the Company, through its subsidiary, Ray Ban Indian Holdings Inc., would launch a public offer to purchase an additional 20 percent of the outstanding shares of RayBan Sun Optics India Ltd. The Company expects the aggregate investment of this offer to be approximately Euro 16 million, including stipulated interest increments. In accordance with applicable Indian regulation, the Company placed in escrow with the Manager of the Offer Rs 226 million (Euro 4.2 million). On November 17, 2003, the Supreme Court of India stayed the SAT's order and directed that the matter be further reviewed at the end of January 2004, provided that the Company issue a letter of credit in favor of SEBI within the following four week period of Rs 630.6 million (Euro 11.9 million). The Company intends to comply with such requirement.

        On November 26, 2003, the U.S. District Court for the Eastern District of New York granted in part and denied in part the Company's motion to dismiss in its entirety the complaint filed in the previously disclosed action commenced in such Court in May 2001 by certain former stockholders of Sunglass Hut International, Inc. ("SGHI") relating to the Company's acquisition of SGHI.

        The Judge granted our motion to dismiss plaintiff's claim under Section 10(b) of the Securities Exchange of Act of 1934 and Rule 10b-5 thereunder, but denied our motion to dismiss the claims under Rule 14d-10 relating to the consulting, non-disclosure and non-competition agreement with Mr. Hauslein, the former CEO of SGHI, and aiding and abetting alleged breaches by SGHI's former directors of their fiduciary duties, noting that she was obligated, for the purpose of rendering her decision on the motion to dismiss, to treat all of the plaintiffs' allegations in the complaint as true.

        The Company continues to believe that the claims that were not dismissed are without merit and that its defenses are meritorious, and will continue to defend against such claims vigorously. However, the Company can provide no assurance as to the outcome of the case.

        The Company and its subsidiaries become involved in legal and regulatory proceedings from time to time, some of which are significant. The timing and outcome of these proceedings are inherently uncertain and the outcomes could have a material adverse effect on the Company's business, financial position or operating results. See Item 3—"Key Items—Risk Factors" in the Company's annual report on Form 20-F for its fiscal year ended December 31, 2002.

FORWARD LOOKING INFORMATION

        Certain statements in this Form 6-K may constitute forward-looking statements which are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including risks that may not be subject to the Company's control. These risks and uncertainties include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, our ability to successfully introduce new products, our ability to maintain an efficient distribution network, our ability to effectively integrate newly acquired businesses, our ability to negotiate and maintain favorable license agreements, liabilities arising from legal or regulatory proceedings to which we are or may become a party, the availability of correction alternatives to prescription eyeglasses, our ability to adequately protect our intellectual property and other proprietary rights, and other risks and uncertainties referred to in the Company's annual report on Form 20-F for its fiscal year ended December 31, 2002 (included under Item 3—"Key Items—Risk Factors") and its other filings with the Securities and Exchange Commission.

LUXOTTICA GROUP S.p.A.

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

LUXOTTICA GROUP S.P.A.
By:
Date		ROBERTO CHEMELLO CHIEF EXECUTIVE OFFICER

        Set forth below is the text of a press release issued by the Company for the nine month period ended September 30, 2003. The press release speaks as of the date it was first issued, and the Company does not intend to update or revise any forward looking statements contained in the press release based on new information, future events or otherwise.

Luxottica Group Announces 3rd Quarter Results

Group highlights for the nine-month period of 2003:

    •     Net sales of EUR 2,106.0 (US$2,341.2 million)

    •     Operating income of EUR 332.7 million

    •     Earnings per share or ADS of EUR 0.46 (US$0.51)

        Milan, Italy, October 28, 2003—Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX), worldwide leader in the eyewear sector, today announced results for the three-month period and the nine-month period ended September 30, 2003(1).

        During the third quarter we acquired OPSM, the retail chain leader in the Australian market. Results of the OPSM operations were consolidated into the Group's results for the three- and nine-month periods from August 1, 2003.

Consolidated Results:

    •     Third quarter highlights

  •
  In the third quarter, consolidated net sales experienced a reversal in the trend when compared to the first half of 2003. In fact, consolidated net sales for the quarter declined year-over-year by 6.3 percent to EUR 694.5 million, while assuming constant exchange rates, consolidated net sales for the quarter would have increased by 3.4 percent, compared to the decline of 5.9 percent in the first half of 2003.

  •
  Consolidated operating income for the quarter was EUR 109.4 million. Consolidated operating margin for the quarter was 15.8 percent.

  •
  Consolidated net income for the quarter was EUR 74.4 million and consolidated net margin for the quarter was 10.7 percent.

  •
  Earnings per share or American Depositary Share (ADS) (one ADS represents one ordinary share) for the quarter were EUR 0.17. In U.S. Dollars, earnings per share or ADS for the quarter were US$0.19.

Nine-month period highlights

  •
  Consolidated net sales for the nine-month period declined year-over-year by 15.8 percent to EUR 2,106.0 million. Assuming constant exchange rates, consolidated net sales for the nine months would have declined by 3.1 percent.

  •
  Consolidated operating income for the nine months was EUR 332.7 million and consolidated operating margin for the nine-month period was 15.8 percent.

  •
  Consolidated net income for the nine-month period was EUR 207.7 million and consolidated net margin for the period was 9.9 percent.

  •
  Earnings per share or American Depositary Share (ADS) for the nine-month period were EUR 0.46. In U.S. Dollars, earnings per share or ADS for the period were US$0.51.

Breakdown of Retail and Manufacturing/ Wholesale Results

    •     Retail Division

        In the third quarter, year-over-year retail sales declined by 4.7 percent to EUR 530.4 million. Assuming constant exchange rates, retail sales for the quarter would have increased by 7.0 percent. Excluding OPSM, same store sales in U.S. Dollars for the quarter remained unchanged compared to the same period last year, posting an improvement when compared to the decline of 3.4 percent in the first half of 2003.

        Retail operating income for the quarter was EUR 88.4 million. In U.S. Dollars, it increased by 4.7 percent. Retail operating margin was 16.6 percent.

        In the nine-month period, retail sales declined year-over-year by 15.3 percent to EUR 1,470.5 million. Assuming constant exchange rates, retail sales for the nine months would have declined by 0.6 percent. Excluding OPSM, same store sales in U.S. Dollars for the nine-month period declined year-over-year by 2.3 percent.

        Retail operating income for the nine-month period was EUR 210.3 million, resulting in an operating margin of 14.3 percent.

        Leonardo Del Vecchio, chairman of Luxottica Group commented on the results of the Retail division: "In the third quarter, the retail division improved performance when compared to the first half of the year. This improvement is primarily due to better economic conditions in North America.

        In addition, even with flat same store sales, when compared to the third quarter of 2002, we experienced a considerable recovery in retail profitability. This was the result of improved efficiencies in the management of store personnel and other effective measures put in place by management to better control costs.

        This improving trend is further confirmed from the performance of the division during October."

    •     Manufacturing/Wholesale Division

        The Group's manufacturing/wholesale sales for the nine-month period declined year-over-year by 13.0 percent to EUR 773.9 million. Assuming constant exchange rates manufacturing/wholesale sales for the nine months would have declined 5.5 percent.

        Manufacturing/wholesale operating income for the nine-month period was EUR 153.4 million, reflecting an operating margin of 19.8 percent.

        Mr Del Vecchio, continued: "I'm pleased to report to you that we are experiencing a reversal in the negative sales trend. Since the beginning of September, sales of the new collections were approximately equal to the Armani revenues. Therefore, the third quarter was the last quarter in which revenues were negatively impacted by the expiration of the Armani license.

        This improving trend is further confirmed by our orders, which in October exceeded last year's level, as we started introducing the Prada and Miu Miu eyewear collections. This recovery gives us renewed confidence in the performance of wholesale sales going forward.

        During the quarter, wholesale profitability was impacted by the end of the Armani license, as well as the devaluation of the U.S. Dollar. In fact, the decrease in operating margin is primarily due to the high level of returns of Armani eyewear which were concentrated in this quarter.

        In summary, I'm confident that beginning in 2004, and excluding the negative exchange rate effect, the wholesale division will return to normal levels of profitability."

Statement from the Chairman

        Mr. Del Vecchio concluded: "Worldwide economic conditions remain difficult and the U.S. Dollar is weak and volatile, but, as expected, the impact of these factors which negatively affected first half results is progressively lessening.

        The adverse exchange rate effect resulting from the devaluation of the U.S. Dollar against the Euro decreased from 18.7 percent in the first six months of 2003 to 12.5 percent in the third quarter.

        In addition, there are encouraging signs of an economic recovery in the U.S., which leads us to expect a gradual and progressive improvement in same store sales going forward.

        Finally, the introduction and marketing of the Versace, Prada, Miu Miu and Ray-Ban ophthalmic collections are making up for the expiration of the Armani license from the beginning of September.

        Third quarter performance make us optimistic in the future of our Group. We can therefore, confirm our previous guidance for 2003 and 2004, a year in which we expect to return to approximately 15 percent growth in sales and earnings as a result of the significantly strengthened brand portfolio, both house brands and designer lines, and the OPSM acquisition.

        During the quarter, we completed the OPSM acquisition. This acquisition has given the Group the leadership position in the prescription business, and substantially strengthened our leadership position in the sunglass business in the Australian and New Zealand markets, while at the same time presented us with new and promising growth opportunities in this area."

About Luxottica Group S.p.A.

        Luxottica Group is the world leader in the design, manufacture, marketing and distribution of prescription frames and sunglasses in mid- and premium-priced categories. The Group's products are designed and manufactured in its six facilities in Italy and one in the People's Republic of China. The lines manufactured by Luxottica Group include over 2,450 styles in a wide array of colours and sizes and are sold through 21 wholly-owned subsidiaries in the United States, Canada, Italy, France, Spain, Portugal, Sweden, Germany, the United Kingdom, Brazil, Switzerland, Mexico, Belgium, Argentina, South Africa, Finland, Austria, Norway, Japan, Hong Kong and Australia; two 75%-owned subsidiaries in Israel and Poland; a 70%-owned subsidiary in Greece; three 51%-owned subsidiaries in the Netherlands, Turkey and Singapore, one 49%-owned subsidiary in the Arab Emirates and one 44%-owned subsidiary in India.

        In September 2003, Luxottica Group acquired OPSM, the leading eyewear retailer in Australia. In March 2001, Luxottica Group acquired Sunglass Hut International, a leading sunglass retailer with approximately 1,900 stores worldwide. This followed the acquisitions of Bausch & Lomb sunglass business, which includes the prestigious Ray-Ban®, Revo®, Arnette™ and Killer Loop® brands, in

June 1999, and LensCrafters, the largest optical retail chain in North America, in May 1995. For fiscal 2002, Group net sales improved year-over-year by 2.2 percent to EUR 3,132.2 million and net income by 17.6 percent to EUR 372.1 million. Additional information on the company is available on the web at www.luxottica.com.

Non-GAAP Financial Measures

        Luxottica Group uses certain measures of financial performance that exclude the impact of fluctuations in currency exchange rates in the translation of operating results into Euro. The Company believes that these adjusted financial measures provide useful information to both management and investors by allowing a comparison of operating performance on a consistent basis. In addition, since the Luxottica Group has historically reported such adjusted financial measures to the investment community, the Company believes that their inclusion provides consistency in its financial reporting. Further, these adjusted financial measures are one of the primary indicators management uses for planning and forecasting in future periods. Operating measures that assume constant exchange rates between the nine-month period and the third quarter of 2003 and the nine-month period and the third quarter of 2002 are calculated using for each currency the average exchange rate for the nine-month period and the three-month period ended September 30, 2002. Operating measures that exclude the impact of fluctuations in currency exchange rates are not measures of performance under accounting principles generally accepted in the United States (U.S. GAAP). These non-GAAP measures are not meant to be considered in isolation or as a substitute for results prepared in accordance with U.S. GAAP. In addition, Luxottica Group's method of calculating operating performance excluding the impact of changes in exchange rates may differ from methods used by other companies. See Table below for a reconciliation of the operating measures excluding the impact of fluctuations in currency exchange rates to their most directly comparable U.S. GAAP financial measures. The adjusted financial measures should be used as a supplement to U.S. GAAP results to assist the reader in better understanding the operational performance of the Company.

	3Q 2002 U.S. GAAP results	3Q 2003 U.S. GAAP results	Adjustment for constant exchange rates	3Q 2003 adjusted results
	Euro million

Consolidated net sales	740.9	694.5	71.4	765.9
Manufacturing/wholesale net sales	224.5	200.9	9.7	210.6
Retail net sales	556.3	530.4	64.9	595.3

	9M 2002 U.S. GAAP results	9M 2003 U.S. GAAP results	Adjustment for constant exchange rates	9M 2003 adjusted results
	Euro million

Consolidated net sales	2,500.4	2,106.0	316.3	2,422.3
Manufacturing/wholesale net sales	889.2	773.9	66.3	840.2
Retail net sales	1,735.1	1,470.5	274.3	1,744.8

Safe Harbor Statement

        Certain statements in this press release may constitute forward looking statements which are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including risks that may not be subject to the Company's control. These risks and uncertainties include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, the Company's ability to successfully introduce and market new products, the Company's ability to effectively integrate recently acquired businesses, the Company's ability to successfully launch initiatives to increase sales and reduce costs, the availability of correction alternatives to prescription eyeglasses, as well as other political, economic and technological factors and other risks referred to in the Company's filings with the Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and the Company does not assume any obligation to update them.

Company contacts

Sabina Grossi, Director, Investor Relations
Alessandra Senici, Investor Relations
 Luxottica Group S.P.A.

Tel.: +39-02-8633-4665
E-mail:    AlessandraSenici@Luxottica.com

# # #

        (1) Unless otherwise noted, all comparisons made in this announcement are between the three- and nine-month periods ended September 30, 2003, and the equivalent three- and nine-month periods ended September 30, 2002. The Company's results are discussed in this announcement in accordance with U.S. GAAP and are broken out for additional perspective into consolidated, manufacturing/wholesale and retail components, which include Sunglass Hut International, LensCrafters and OPSM. As there are intercompany items, it is important to note the full reconciliation detailed in the Segmental Information Table provided with this announcement. Additionally, Luxottica Group considers the financial results denominated in Euro (EUR), the Group's reporting currency, to be a more accurate gauge of its operating performance. The results denominated in U.S. Dollars were converted at the average exchange rate for the three-month period ended September 30, 2003, of EUR 1.00 = US$1.1248, compared with EUR 1.00 = US$0.9838 for the third quarter of 2002. For the nine-month period, the results denominated in U.S. Dollars were converted at the average exchange rate of EUR 1.00 = US$1.1117, compared with EUR 1.00 = US$0.9277 for the equivalent nine-month period of 2002.

Luxottica Headquarters and Registered Offices•Via Cantù 2, 20123 Milan, Italy - Tel. + 39.02.863341 - Fax + 39.02.86996550

The Bank of New York (ADR Depositary Bank)•101 Barclay Street West, New York, NY 10286 USA

Tel. + 1.212.815.8365 - Fax + 1.212.571.3050

LUXOTTICA s.r.l.
LOC. VALCOZZENA - 32021 AGORDO
(BELLUNO) - ITALY

KILLER LOOP EYEWEAR s.r.l.
LOC. VALCOZZENA - 32021 AGORDO
(BELLUNO) - ITALY

SUNGLASS HUT INTERNATIONAL, INC.
4000 LUXOTTICA PLACE
MASON - OHIO 45040 - USA

LUXOTTICA FASHION BRILLEN VER TRIEBS GMBH
HANS-PINSEL STR. 9A - 85540
MÜNCHEN - DEUTSCHLAND

LUXOTTICA PORTUGAL SA
R. JOÃO DE FREITAS BRANCO, 32-C - 1500-359
LISBOA - PORTUGAL

LUXOTTICA FRANCE S.A.
LES ESPACES DE SOPHIA - BÂT. B 80,
ROUTE DES LUCIOLES - VALBONNE
06902 SOPHIA ANTIPOLIS CEDEX
FRANCE

LUXOTTICA IBERICA SA
C/SILICI, 79-81
08940 CORNELLÀ DE LLOBREGAT
BARCELONA - ESPAÑA

LUXOTTICA U.K. LTD
IRON BRIDGE CLOSE - GREAT CENTRAL WAY
LONDON NW 10 0NW
UNITED KINGDOM

LUXOTTICA BELGIUM N.V.
AIRPORT BUSINESS CENTER - LUCHTHAVENLEI 7/A
2100 DEURNE - BELGIUM

LUXOTTICA HELLAS AE
ANTHOUSAS AVE, 3-153 51 PALLINI - GREECE

LUXOTTICA SWEDEN A.B.
TRÄLÕSVÄGEN, 14 - VÄSTRA FRÖLUNDA
GÖTEBORG - SVERIGE

LUXOTTICA (SWITZERLAND) AG
WIESENSTRASSE, 1 - 4900 LANGENTHAL - SCHWEIZ

LUXOTTICA POLAND SP.Z.O.O
UL.ZACHODNIA 5/73
30-350 KRAKOW, POLAND

LUXOTTICA NEDERLAND B.V.
POSTBUS 506 - VAN DEN EIJNDEKADE, 2
2100 AM HEEMSTEDE - NEDERLAND

OY LUXOTTICA FINLAND AB
SINIKALLIONTIE 12 - 02630 ESPOO - SUOMI

LUXOTTICA VERTRIEBS GMBH
INKUSTRASSE, 1 - 7-A-3400
KLOSTERNEUBURG - ÖSTERREICH

LUXOTTICA NORGE AS
STORGT, 23
3611 KONGSBERG - NORWAY

LUXOTTICA GOZLUK TIC. A.S.
SEHITLER CAD. 1519 - SOKAK N. 5
UMURBEY IZMIR - TURKEY

AVANT-GARDE OPTICS LLC
44 HARBOR PARK DRIVE - PORT WASHINGTON
NEW YORK 11050 - USA

LENSCRAFTERS INC.
4000 LUXOTTICA PLACE
MASON - OHIO 45040 - USA

LUXOTTICA CANADA INC.
947, VERBENA ROAD - MISSISSAUGA
TORONTO - ONTARIO L5T 1T5 - CANADA

LUXOTTICA DO BRASIL LTDA
AVENIDA TAMBORÉ,
1180-MODULO B03-CEP 06460-000 BARUERI
SÃO PAULO - BRASIL

OPSM GROUP LIMITED
99 ST HILLIERS ROAD
AUBURN NSW 2144 - AUSTRALIA

LUXOTTICA MÉXICO S.A. DE C.V.
MONTE ELBRUZ 132
COL. LOMAS DE CHAPULTEPEC
11000 MÉXICO D.F. - MÉXICO

LUXOTTICA ARGENTINA S.R.L.
AVENIDA ALICIA MOREAU DE JUSTO, 550
PISO 1, OF. 20 Y 23 - 1107 BUENOS AIRES
ARGENTINA

MIRARI JAPAN LTD
AOBADAI BUILDING
3-10-9 AOBADAI
MEGURO-KU, TOKYO 153-0042 - JAPAN

LUXOTTICA SOUTH AFRICA (PTY) LTD
30, IMPALA ROAD
CHISLEHURSTON, 2196 - SOUTH AFRICA

LUXOTTICA AUSTRALIA PTY LTD
UNIT 97 - 79-99 ST. HILLIERS ROAD
AUBURN NSW - 2144 SYDNEY - AUSTRALIA

LUXOTTICA OPTICS LTD.
32 MASKIT ST. - HERZELIA-PITUAH -
P.O.B. 2038 HERZELIA 46120 - ISRAEL

LUXOTTICA GULF L.L.C.
KENDAH HOUSE - SHEIK ZAYED ROAD
P.O. BOX 62504 - DUBAI - U.A.E

MIRARIAN MARKETING PTE LTD
315 OUTRAM ROAD, 13-04 TAN BOON
LIAT BUILDING, 169074 SINGAPORE

RAY BAN SUN OPTICS INDIA LTD
SP - 810-811 - BHIWADI 301019
DIST. ALWAR - RAJASTHAN - INDIA

LUXOTTICA (DONG GUAN) TRISTAR
OPTICAL CO. LTD.
OU DENG CUN
DONG GUAN CITY
GUAN DONG PROVINCE
THE PEOPLES REPUBLIC OF CHINA

www.luxottica.com

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